UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 20 November 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Results |

Gold Fields operations
return to cash positive
contribution
JOHANNESBURG. 20 November
2013, Gold Fields Limited (NYSE &
JSE: GFI) today announced net
earnings from continuing operations
for the September 2013 quarter of
US$9 million compared with a net
loss of US$129 million in the June
2013 quarter and earnings of
US$122 million in the September
2012 quarter. In Rand terms the net
earnings for the September 2013
quarter of R63 million compared with
a net loss of R1,169 million in the
June 2013 quarter and earnings of
R997 million in the September 2012
quarter.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:
The Group had zero fatalities in the September quarter. The fatal injury frequency rate improved from 0.09 to 0, the serious injury frequency rate improved from 0.35 to 0.20 while the lost time injury frequency rate regressed from 1.23 to
1.32. The safety performance of the Group was characterised by Cerro Corona recording a second full year since the
September 2011 quarter with no lost time injuries. Agnew also achieved a full year with no lost time injuries. Safety is our number one value, “If we cannot mine safely, we will not mine”, and our top priority is to continue to improve on safety performance through the diligent application of and full adherence to the Group’s safety standards and protocols.
The main feature of the September 2013 quarter was the continuation of our concerted and focussed strategy to engineer a sustainable and structural shift in the Group’s cost base, a process that started in mid-2012. Underlying the strategy of re-basing the Group’s cost structure is a fundamental shift in strategy away from a primary focus on ounces of production to greater emphasis on generating free cash flow and improving the margin.
Our goal is to rebase the Group’s all-in costs (AIC) for 2014 and beyond to sustain our business in the long-term. We have made good progress towards this goal. While this is work in progress, our success to date is reflected in the
Group’s AISC (All in sustaining cost) for the September quarter (US$1,089 per ounce), which is 25 per cent lower than the June quarter. The specific interventions that contributed to this decline in costs are discussed below. NCE at
US$1,064 per ounce for the September 2013 quarter is 7 per cent lower than the US$1,149 per ounce for the September
2011 quarter and 26 per cent lower than the US$1,435 per ounce for the September 2012 quarter. Specific production and cost guidance for 2014 will be provided with the publication of the December 2013 results in February 2014.
During the September quarter we concluded the acquisition of the Yilgarn South assets in Western Australia from Barrick
Gold, which became effective on 1 October 2013. Following the completion of the acquisition, the Granny Smith, Lawlers and Darlot mines are being integrated into the Gold Fields portfolio. Agnew and Lawlers will be reported as a single entity, as Lawlers is being merged with Agnew in order to realise the synergies inherent in the combination of mine contiguous operations.
Highlights
·
Gold production up 10 per cent at 496,000
equivalent attributable ounces
·
Total cash cost down 10 per cent at US$772 per
ounce and NCE down 14 per cent at US$1,064 per
ounce
·
All-in sustaining costs down 23 per cent at US$1,089
per ounce and total all-in cost down 25 per cent at
US$1,176 per ounce
·
Acquisition of Yilgarn South assets completed on
1 October

| Gold Fields Results
Operational results and guidance update

At 496,000 ounces, production for the September quarter was 10 per cent higher than the 451,000 ounces reported in the June quarter. This brings production for the year to date to 1,424,000 ounces, which is supportive of our existing guidance for the full year of between 1,825,000 and 1,900,000 ounces, excluding the Yilgarn South assets.
·      Group all-in sustaining cost (AISC) for the September quarter was US$1,089 per ounce, 23 per cent lower than the US$1,416 per ounce reported for the June quarter;
·      Group all-in cost (AIC) for the September quarter was US$1,176 per ounce, 25 per cent lower than the
       US$1,572 per ounce reported for the June quarter;
·     Total cash cost for the September quarter was US$772 per ounce, 10 per cent lower than the US$857 per ounce reported for the June quarter; and
·      Group NCE of US$1,064 per ounce for the September quarter was 14 per cent lower than the US$1,239 per ounce reported for the June quarter.
Despite the fact that South Deep is a developing project and is still operating significantly below full production, it is accounted for as a fully operational mine. If South Deep is excluded then the Group NCE is US$962 per ounce and AIC is US$1,088 per ounce for the September quarter. This gives a good indication of the robustness of the rest of the portfolio.

The newly acquired Yilgarn South assets are expected to produce between 90,000 and 100,000 ounces for the
December quarter. As a consequence Group production guidance for the full year is revised up to between 1,915,000 and 2,000,000 ounces, while cost guidance remains unchanged with total cash costs of approximately US$830 per ounce and Notional Cash Expenditure (NCE) of approximately US$1,240 per ounce.

Continued cost containment key to success

During the September quarter Gold Fields made progress with its strategy to make a sustainable structural shift in the
Group’s cost base with four of our six existing mines reporting much improved all-in costs: Cerro Corona achieved an
AIC of negative US$21 per ounce; Agnew US$842 per ounce; St Ives US$1,116 per ounce and Tarkwa US$1,124 per ounce. The only exceptions were Damang in Ghana which reported AIC of US$1,727 per ounce and South Deep in
South Africa, which is a build-up mine and reported AIC of US$1,599 per ounce.

The strategy to make a sustainable structural shift in the Group’s cost base includes the following interventions:
·      Reduction of marginal mining by closing down unprofitable production. As previously reported, marginal mining projects had already been stopped at St Ives (heap leach operations), Agnew (low grade Main and Rajah lodes)
        and Tarkwa (South heap leach operations). The benefits of these interventions are largely reflected in the
        September quarter results. At Tarkwa the North heap leach operation has also been earmarked to be stopped by the end of 2013, given that the Heap leach operation is loss-making at current gold price levels;
·      Restructuring and right-sizing of the Corporate office, as well as restructuring of all regional and operational structures to be fit-for-purpose with operational responsibility and accountability devolved to capable and appropriately resourced regions, which resulted in a 5 per cent reduction in head count across the portfolio;
·      Rationalisation and prioritisation of all capital expenditure and, where appropriate, the deferral of non-essential capital expenditure without compromising the future integrity of ore bodies and operations. Capital expenditure for 2013 has been reduced by approximately US$180 million from US$970 million to US$790 million;
·      Cancellation of brownfields growth projects that did not provide an adequate return. These include the Tarkwa
        Expansion Phase 6 project (TEP 6) and both of the Cerro Corona Oxides and Sulphides projects;
·      General cost savings and improved efficiencies brought about by site specific Business process re-engineering interventions and through the interrogation and, where appropriate, revision of operating budgets, procurement and supply contracts, and general expenditure at mine, regional and corporate level;
·      Damang and Darlot are implementing a range of operational improvements to reduce their cash burn, while the longer term future of both of these mines is being assessed;
·      South Deep’s cost base is being right-sized to match its slower than anticipated production build-up, without impeding the momentum of the build-up, that is mechanised mining (trackless and engineering) at South Deep has not been affected; and
·     The break-up of the Growth and International projects division (GIP) and the significant reduction of all associated expenditure, which is discussed below.

Gold Fields Results
|

Growth and International Projects division break-up and associated expenditure significantly reduced

Following the announcement on 22 August 2013 of the review of the Group’s GIP division, which included all international growth as well as greenfields exploration projects, it was decided during the September 2013 quarter to break-up the GIP Division and significantly downscale all associated growth activities, and to relocate the remaining activities to the existing relevant regional structures.

·      Greenfields exploration is being reduced from 16 projects around the world to a smaller nucleus of the most promising projects. All other greenfields exploration projects will either be relinquished or disposed of;
·      In the Australasia region, the key focus will be on brownfields exploration in the Yilgarn South region where Gold
        Fields has an extensive and highly prospective tenement position associated with its newly acquired and existing assets;
·     The Arctic Platinum project in Finland, the Woodjam project in British Columbia, the Talas project in Kyrgyzstan and the Yanfolila project in Mali have all been earmarked for disposal. Pending the sale of these projects, the burn-rate on these projects has been reduced. Where disposal proves impractical in the current market environment, some of the projects may be retained for optionality, but with a significantly reduced holding cost.
        No final decisions have been made on the sale of any of these projects;
·      Activities at the Far Southeast project in the Philippines have been limited to those associated with securing the
       FTAA and expenditure has been significantly reduced; and
·     At the Chucapaca project in Peru, expenditure has been limited to the completion of a scoping study focussed on exploring the viability of a smaller, higher grade underground option for this project. This work will continue into 2014.

As a consequence of these interventions the combined expenditure on all GIP related activities is expected to reduce from approximately US$220 million in 2012 to an estimated US$165 million in 2013 including once off costs of US$10 million relating to restructuring and retrenchment costs. Further cost reductions should be realised in 2014.

Break-up of the GIP division is well underway and is expected to be completed by year-end. While some of the anticipated savings are reflected in the results for the September 2013 quarter, the bulk of the savings will be realised over the remainder of 2013 and into the first half of 2014.

Operational specific interventions

Of the Group’s eight mines (including the recently acquired Yilgarn South assets) five are performing well and consistent with production and cost expectations (Tarkwa, St Ives, Agnew/Lawlers, Granny Smith and Cerro Corona), while three are in need of and receiving focussed attention (South Deep, Damang and Darlot) with a view to improving operational performances and reducing cost.

At Tarkwa in Ghana the South heap leach operation has now been decommissioned. The focus for the remainder of
2013 is on the closure of the North heap leach operation which has a cost structure higher than the prevailing gold price, and to transition the mine from a combined heap leach and CIL operation, to a CIL operation only. This will see the mining rate reduce in 2014 from approximately 130 million tonnes per annum to approximately 90 million tonnes per annum. Following the closure of the North heap leach operation Tarkwa’s production is expected to decline to between
525,000 ounces and 550,000 ounces in 2014, and to approximately 500,000 ounces per annum thereafter.

At Damang, also in Ghana, the focus remains on improving operational performance through improved quality mining and more consistent plant availability. The work to determine if it is economically viable to extract all or part of the four million ounce reserve continues, with a decision on the future of the mine expected in the first half of 2014. If a viable sustainable operational plan cannot be developed for this mine, care and maintenance will be considered.

At South Deep in South Africa trends remain positive and supportive of the mine’s continued production build-up. In the
September 2013 quarter production increased by a further 5 per cent to 81,900 ounces (2,547 kilograms) and AIC decreased by 16 per cent to US$1,599 per ounce (R513,149 per kilogram), despite three days of wage related industrial action during the quarter. The critical destress mining increased by a further 6 per cent to 14,986 meters in the
September quarter and is now at a run rate of double of what it was 2 years ago. Particularly noteworthy is that the excessive accumulations of blasted stock underground, due to logistical bottlenecks, have at the time of writing been cleared. A new “clean mine policy” has been implemented whereby smaller but more frequent blasts now take place in open stopes and mining areas are cleared of blasted stock before the next blast can take place. This has had a positive impact on the underground yield which improved from 4.8 grams per tonne in the June quarter to 5.0 grams per tonne in the September quarter. The process of right-sizing the cost-base of the mine in line with its production profile is underway, with a particular focus on reducing senior management structures, replacing contractors with own employees where practical and optimising all support service costs. This process is expected to be completed by the end of 2013.
The process of interrogating and recalibrating the production build-up plan of South Deep is progressing as scheduled and the new build-up plan is targeted for disclosure with the announcement of the December 2013 results in February
2014.

| Gold Fields Results
Acquisition and integration of the Yilgarn South assets

The acquisition of the Yilgarn South assets from Barrick, which is in line with our strategy to improve the Group’s cash generating ability, was concluded on 1 October, after the close of the September quarter, and the integration of the
Granny Smith, Lawlers and Darlot mines into the Gold Fields portfolio has commenced. A thorough operational review has been concluded on each of the mines and the most appropriate strategy determined to realise the benefits of the acquisition through the application of Gold Fields’ proven low cost model in Australia, which has been successful in repositioning Gold Fields competitively on the cost curve in Australia. The transition to Gold Fields’ management was seamless at all three mines and our attention will now turn to optimising the value of these operations.

In order to maximise the operating synergies between Lawlers and the adjacent Agnew, the two mines were immediately integrated and the Lawlers processing plant is expected to be closed by the end of November. All newly mined ore from
Lawlers is now being treated at the Agnew plant. The consolidation of other services, infrastructure and human resources are progressing well. At the Darlot mine the focus is on improving the operational performance and gaining a greater understanding of the reserve potential of the property.

For the December 2013 quarter, Gold Fields will report on all three of the mines, with Agnew/Lawlers being reported as a single entity. It is expected that the three mines will collectively add between 90,000 and 100,000 ounces to Gold Fields’
production in the December quarter at an NCE of approximately US$1,165 per ounce (A$1,215 per ounce).

Environmental management

Gold Fields’ approach to environmental management is in accordance with international standards and practices. ISO
14001 accreditation is a Group standard and we were the first mining signatory to the International Cyanide Management
Code that obtained certification for all of its eligible operations. Our most material environmental performance indicators,
i.e. carbon emissions, energy usage, water withdrawal, re-use/recycling and environmental incidents, are reported annually and externally assured. The alignment of our policies, guidelines and practices to the International Council of
Mining and Metals’ (ICMM) 10 Sustainability Principles, which include environmental management, is also assured annually. Gold Fields reports environmental incidents using a grading scale of 1 to 5. Levels 1 and 2 involve minor incidents or non-conformances with negligible or limited impact. A level 3 incident is a limited non-conformance or non-
compliance with limited environmental impact, but is often a repeat of the same incident. Level 4 and 5 incidents include major non-conformances or non-compliances that could result in long-term environmental impact with company or operation threatening implications and potential major damage to the company’s reputation.

No level 4 or 5 environmental incidents have been recorded at any of Gold Fields’ operations in the past five years. Six level 3 environmental incidents were recorded during 2012 compared with two during the first half of 2013. No level 3 environmental incidents were recorded during the September 2013 quarter.

SEC Investigation

As announced on September 10, 2013, the Company has been informed that it is the subject of a regulatory investigation in the United States by the US Securities and Exchange Commission relating to the Black Economic Empowerment transaction associated with the granting of the mining license for its South Deep operation. Given the early stage of this investigation, it is not possible to estimate reliably what effect, the outcome this investigation, any regulatory findings and any related developments may have on the Company.

Stock data
NYSE – (GFI)
Number of shares in issue Range – Quarter US$4.57 – US$6.52
– at end September 2013 737,159,448 Average Volume – Quarter 6,697,829 shares/day
– average for the quarter 736,855,907
JSE Limited – (GFI)
Free Float 100 per cent Range – Quarter ZAR46.46 – ZAR65.91
ADR Ratio 1:1 Average Volume – Quarter 3,237,806 shares/day
Bloomberg/Reuters                        GFISJ/GFLJ.J

Gold Fields Results
|

UNITED STATES DOLLARS
Continuing Operations
Key statistics
SOUTH AFRICAN RAND
Nine months to
Quarter
Quarter
Nine months to
Restated
September
2012
September
2013
Restated
September
2012
June
2013
September
2013
September
2013
June
2013
Restated
September
2012
September
2013
Restated
September
2012
1,496
1,424
495                  451                 496
oz (000)
Gold produced*
kg
15,439
14,040               15,406             44,304
46,539
771
815
793                  857                 772
$/oz
Total cash cost
R/kg
247,755
259,405             210,724           246,691
198,955
1,341
1,196
1,435               1,239              1,064
$/oz
Notional cash expenditure
R/kg
341,460
374,704             381,113           362,116
346,734
32,915
28,175
10,521               8,794              9,846
000                    Tonnes milled/treated                    000
9,846
8,794              10,521             28,175
32,915
1,641
1,436
1,663               1,372              1,315
$/oz                                Revenue                              R/kg
422,065
418,108             441,690           435,048
423,770
38
42
40                   45                   40
$/tonne                  Operating costs                R/tonne
401
425                   329                  400
301
1,376
927
454                 240                  283
$m                  Operating profit                  Rm
2,840
2,301                3,746               8,734
11,047
53
44
53                  38                     41
%                           Operating margin                            %
41
38                     53                  44
53
18
17
15                  10                     19
%                                NCE margin                                 %
19
10                    15                    17
18
1,282
1,265
1,435              1,416                1,089
$/oz                  All-in sustaining costs
#
                  R/kg
349,368
428,392             370,200          382,975
331,675
1,505
1,402
1,618               1,572               1,176
$/oz                        Total all-in cost
#
                        R/kg
377,266
475,577             429,790          424,638
389,171
276
(93)
122               (129)
9
$m                       Net earnings/(loss)
Rm
63
(1,169)                   997
(871)
2,216
38
(13)
17                (18)
1
US c.p.s.
Net earnings/(loss)
SA c.p.s.
7
(159)                   137
(120)
305
259
(48)
94                (84)
8
$m                  Headline earnings/(loss)                  Rm
64
(763)                   773
(454)
2,081
36
(7)
11                (12)
1
US c.p.s.
Headline earnings/(loss)
SA c.p.s.
9
(105)                   106                (62)
286
282
44
105                 (36)                    12
$m              Normalised earnings/(loss)                Rm
120
(312)                   860                 416
2,265
39
6
15                  (5)                       2
US c.p.s. Normalised earnings/(loss)
SA c.p.s.
17
(43)                 118                    57
312
The September 2012 quarter and nine months to September 2012 have been restated due to the adoption of IFRIC20.
*
All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
#
As per the new World Gold Council Standard issued on 27 June 2013.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.6 per cent), subsequent to the buy-out it increased to 99.5 per cent.
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 9 per cent of Group production.

Figures may not add as they are rounded independently.
Certain forward looking statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors, including the outcome of any investigations or litigation associated with, or arising out of, our business or operations (including the licensing thereof), that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit;
changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Results for the Group (continuing operations)

Safety

The Group’s fatality injury frequency rate improved from 0.09 in the
June quarter to zero in the September quarter, while the lost time injury frequency rate regressed from 1.23 to 1.32.

Cerro Corona continued to report zero lost time injuries and has done so since September 2011. Agnew achieved 15 months without reporting any lost time injuries.
Quarter ended 30 September 2013 compared with
quarter ended 30 June 2013

Revenue

Attributable equivalent gold production from continuing operations increased by 10 per cent from 451,000 ounces in the June quarter to
496,000 ounces in the September quarter mainly due to increased production at all the operations except at Agnew.

Gold production at South Deep in South Africa, increased by 5 per cent from 77,800 ounces (2,420 kilograms) to 81,900 ounces (2,547 kilograms).

Attributable gold production at the West African operations increased by 14 per cent from 153,900 ounces in the June quarter to 175,900 ounces in the September quarter. Attributable equivalent gold production at Cerro Corona in Peru, increased by 30 per cent from
69,000 ounces in the June quarter to 89,400 ounces in the
September quarter. Gold production at the Australian operations, decreased by 1 per cent from 150,800 ounces in the June quarter to
149,100 ounces in the September quarter.

At the South Africa region, production at South Deep, increased by 5 per cent from 77,800 ounces (2,420 kilograms) in the June quarter to
81,900 ounces (2,547 kilograms) in the September quarter mainly due to an increase in reef tonnes mined and processed as well as an increase in head grade.

| Gold Fields Results
At the West Africa region, managed gold production at Tarkwa increased by 17 per cent from 139,200 ounces in the June quarter to
162,900 ounces in the September quarter due to improved CIL
throughput and yield. At Damang, managed gold production
increased by 3 per cent from 31,800 ounces in the June quarter to
32,600 ounces in the September quarter due to improved
operational performance at the processing plant. Both Tarkwa and
Damang were negatively impacted by industrial action in the June quarter.

At the South America region, total managed gold equivalent
production at Cerro Corona increased by 30 per cent from 70,000 equivalent ounces in the June quarter to 90,700 equivalent ounces in the September quarter. This increase in production was mainly due to an increase in gold and copper head grades and an increase in ore treated.

At the Australasia region, St Ives’ gold production increased by 6 per cent from 97,700 ounces in the June quarter to 103,800 ounces in the September quarter mainly due to increased throughput at the
Lefroy mill in the September quarter following a planned
maintenance closure during the June quarter. At Agnew, gold
production decreased by 15 per cent from 53,000 ounces in the June quarter to 45,200 ounces in the September quarter mainly due to lower underground tonnes mined and lower head grade.

The average quarterly US dollar gold price achieved by the Group decreased by 4 per cent from US$1,372 per ounce in the June
quarter to US$1,315 per ounce in the September quarter. The
average rand gold price increased marginally from R418,108 per kilogram in the June quarter to R422,065 per kilogram in the
September quarter, while the average Australian dollar gold price decreased marginally from A$1,452 per ounce to A$1,443 per
ounce. The average US dollar/Rand exchange rate weakened by 6 per cent from R9.41 in the June quarter to R9.98 in the September quarter. The average Rand/Australian dollar exchange rate
strenghtened by 3 per cent from R9.42 to R9.13. The average
Australian/US dollar exchange rate weakened by 8 per cent from
A$1.00 = US$1.00 to A$1.00 = US$0.92.

As a result of the above mentioned factors, revenue increased by 7 per cent from US$637 million (R6,038 million) in the June quarter to
US$683 million (R6,827 million) in the September quarter.

Operating costs

Net operating costs increased marginally from US$397 million
(R3,737 million) in the June quarter to US$400 million (R3,987 million) in the September quarter. Total cash cost decreased by 10 per cent from US$857 per ounce (R259,405 per kilogram) in the
June quarter to US$772 per ounce (R247,755 per kilogram) in the
September quarter due to the higher gold sold partially offset by the marginal increase in net operating costs.

At the South Africa region, net operating costs at South Deep increased by 4 per cent from R797 million (US$85 million) in the
June quarter to R832 million (US$84 million) in the September quarter and total cash cost decreased by 1 per cent from R325,701 per kilogram (US$1,077 per ounce) to R322,054 per kilogram
(US$1,004 per ounce) due to the increase in production partially offset by the increase in net operating costs.

At the West Africa region, net operating costs increased by 2 per cent from US$162 million (R1,525 million) in the June quarter to
US$166 million (R1,656 million) in the September quarter. This increase in net operating costs was due to the higher production at both Tarkwa and Damang following industrial action in the June quarter, partially offset by a build-up of inventory at Damang in the
September quarter compared with a draw-down in the June quarter.
Total cash cost at the West African operations decreased by 9 per cent from US$953 per ounce in the June quarter to US$869 per ounce in the September quarter due to the increase in production partially offset by the increase in net operating costs.

At Cerro Corona in South America, net operating costs increased by
33 per cent from US$30 million (R283 million) in the June quarter to
US$40 million (R396 million) in the September quarter mainly due to increased production and a smaller gold-in-process credit to costs.
Total cash cost decreased by 15 per cent from US$503 per ounce in the June quarter to US$430 per ounce in the September quarter due to the higher gold equivalent ounces sold, partially offset by the increase in net operating costs.
At the Australasia region, net operating costs increased marginally from A$120 million (US$120 million) in the June quarter to A$121 million (US$110 million) in the September quarter. At St Ives, the increase in costs was due to the increase in underground and open pit ore production. At Agnew, the lower costs were due to reduced mining costs as a result of lower volumes mined and the change-
over to full contractor mining. Total cash cost for the region increased by 2 per cent from A$787 per ounce (US$788 per ounce)
in the June quarter to A$800 per ounce (US$732 per ounce) in the
September quarter mainly due to the decrease in production and the marginally higher costs.

Operating profit and margin

Operating profit for the Group increased by 18 per cent from US$240 million (R2,301 million) in the June quarter to US$283 million
(R2,840 million) in the September quarter due to the increase in revenue. The Group’s operating margin increased from 38 per cent in the June quarter to 41 per cent in the September quarter.

Amortisation

Amortisation for the Group increased by 3 per cent from US$143 million (R1,345 million) in the June quarter to US$148 million
(R1,474 million) in the September quarter due to increased
production.

Other

Net interest paid for the Group increased from US$14 million (R128 million) in the June quarter to US$18 million (R178 million) in the
September quarter. In the September quarter interest paid of US$27 million (R263 million) was partially offset by interest received of
US$2 million (R20 million) and interest capitalised of US$7 million
(R65 million). In the June quarter interest paid of US$22 million
(R203 million) was partially offset by interest received of US$3 million (R25 million) and interest capitalised of US$5 million (R50 million).

The loss on share of results of associates after taxation for the
Group decreased from US$5 million (R50 million) in the June quarter to US$2 million (R24 million) in the September quarter. This decrease reflects the deliberate reduction in expenditure on the ongoing study and evaluation costs at the Far Southeast project
(FSE), pending the granting of the FTAA by the Philippines
government.

The loss on foreign exchange of US$5 million (R41 million) in the
September quarter compared with a gain of US$13 million (R116 million) in the June quarter. The gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies, as well as exchange gains and losses on inter-company loans.

The gain on financial instruments of US$5 million (R47 million) in the
September quarter compared with a loss of US$4 million (R37
million) in the June quarter. These gains and losses related to the
South Deep US dollar hedge which was entered into in the June quarter (refer to page 22 for detail).

Share-based payments for the Group was similar at US$12 million
(R117 million).

Other costs for the Group decreased from US$8 million (R77 million)
in the June quarter to US$5 million (R48 million) in the September quarter.

Exploration

Exploration expenditure decreased from US$22 million (R203
million) in the June quarter to US$14 million (R142 million) in the
September quarter, reflecting the Group’s decision to deliberately reduce expenditure on exploration activities.

Feasibility and evaluation costs

Feasibility and evaluation costs, which include Corporate
development and strategic project costs as well as related general office costs in the various countries in which the Group conducts feasibility and evaluation studies, was similar at US$12 million (R123 million).

Gold Fields Results
|

Non-recurring items

Non-recurring expenses decreased from US$143 million (R1,318 million) in the June quarter to US$2 million (R71 million) in the
September quarter. The non-recurring expenses in the September quarter included mainly US$5 million (R52 million) relating to restructuring costs across the Group and US$8 million (R78 million)
relating to the impairment of our investment in Orsu Metals
Corporation. This was partially offset by the sale of 7,820,169 shares in Northam Platinum Limited at a gain of US$13 million (R124 million).

The non-recurring expenses in the June quarter included mainly
US$8 million (R76 million) relating to business process re-
engineering and restructuring costs across the Group and US$127 million (R1,160 million) relating to impairment costs mainly at Tarkwa and Damang.

Royalties

Government royalties for the Group increased from US$19 million
(R178 million) in the June quarter to US$20 million (R197 million) in the September quarter mainly due to the higher revenue received on which royalties are calculated.

Taxation

Taxation for the Group increased from US$7 million (R90 million) in the June quarter to US$38 million (R387 million) in the September quarter, in line with the higher profit before taxation.

Earnings

Net earnings attributable to owners of the parent amounted to US$9 million (R63 million) or US$0.01 per share (7 SA cents per share) in the September quarter, compared with net losses of US$129 million
(R1,169 million) or US$0.18 per share (159 SA cents per share) in the June quarter.

Headline earnings of US$8 million (R64 million) or US$0.01 per share (9 SA cents per share) in the September quarter, compared with headline losses of US$84 million (R763 million) or US$0.12 per share (105 SA cents per share) in the June quarter.

Normalised earnings of US$12 million (R120 million) or US$0.02 per share (17 SA cents per share) in the September quarter, compared with normalised losses of US$36 million (R312 million) or US$0.05 per share (43 SA cents per share) in the June quarter.

Cash flow

Cash inflow from operating activities of US$159 million (R1,632 million) for continuing operations in the September quarter compared with an outflow of US$42 million (R382 million) in the June quarter.
The cash inflow in the September quarter was mainly due to higher profit and a release of working capital in the September quarter compared with an investment in working capital in the June quarter.

Cash outflow from investing activities for continuing operations decreased from US$188 million (R1,779 million) in the June quarter to US$166 million (R1,689 million) in the September quarter. Capital expenditure decreased from US$187 million (R1,776 million) in the
June quarter to US$156 million (R1,582 million) in the September quarter.

In the South Africa region at South Deep, capital expenditure decreased from R571 million (US$61 million) in the June quarter to
R456 million (US$45 million) in the September quarter. The majority of this expenditure was on development and infrastructure costs required in the build-up to full production.

At the West Africa region, capital expenditure increased from US$56 million in the June quarter to US$58 million in the September quarter. Tarkwa increased from US$40 million to US$45 million with expenditure on pre-stripping and additional mining fleet being the main components. Capital expenditure at Damang decreased from
US$16 million to US$13 million with the majority of the expenditure on pre-stripping and various process plant upgrades.

In South America, at Cerro Corona, capital expenditure decreased from US$16 million in the June quarter to US$13 million in the
September quarter with the majority of the expenditure on the construction of the tailings storage facility.

At the Australasia region, capital expenditure decreased from A$47 million in the June quarter to A$40 million in the September quarter.
At St Ives, capital expenditure decreased from A$34 million to A$28 million, with reduced expenditure on development of underground mines as well as a reduction in capitalised pre-strip at Paddy’s open pit as the pit moved into production. At Agnew, capital expenditure decreased from A$13 million to A$12 million. The expenditure at
Agnew was mostly on the development of Kim underground mine.

Investing activities in the September quarter included the buy-out of non-controlling interest holders at La Cima of US$13 million (R122 million) representing 0.9 per cent of the issued shares of Gold Fields
La Cima, taking the Group’s holding to 99.5 per cent.

The Barrick Yilgarn asset purchase deposit of US$30 million (R307 million) related to the acquisition of the Granny Smith, Lawlers and
Darlot gold mines (collectively the Yilgarn South assets) in Western
Australia.

Proceeds on the disposal of investments of US$33 million (R327 million) related to the sale of shares in Northam Platinum Limited.

Net cash inflow from financing activities for continuing operations decreased from US$131 million (R1,283 million) in the June quarter to US$44 million (R448 million) in the September quarter and comprised a net inflow of South African and offshore loans received and repaid.

The net cash inflow for the Group for continuing operations of US$37 million (R390 million) in the September quarter compared with an outflow of US$99 million (R878 million) in the June quarter. After accounting for a positive translation adjustment of US$15 million (R3 million) on offshore cash balances, the cash inflow for the
September quarter was US$52 million (R393 million). As a result, the cash balance increased from US$443 million (R4,494 million) at the end of June to US$495 million (R4,887 million) at the end of
September.

All-in sustaining and total all-in cost

The World Gold Council has worked closely with its member
companies to develop definitions for “all-in sustaining costs” and “all-
in costs”. These non-GAAP measures are intended to provide
further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the
World Gold Council on 27 June 2013. It is expected that these new metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The “all-in sustaining costs” is an extension of existing “cash cost” metrics and incorporates costs related to sustaining current production. The “all-in costs” include additional costs which relate to the growth of the Group.

Gold Fields adopted and implemented these metrics as from the
June 2013 quarter. All-in sustaining costs and total all-in cost are reported on a per ounce and a per kilogram basis – refer to the detailed table on page 28 and page 29 of this report.

The Group all-in sustaining costs decreased by 23 per cent from
US$1,416 per ounce in the June quarter to US$1,089 per ounce in the September quarter due to the increase in gold sold, no inventory impairments at Tarkwa and Damang, higher by-product credits at
Cerro Corona, as well as lower capital expenditure at all the operations except at Tarkwa. Total all-in cost decreased by 25 per cent from US$1,572 per ounce in the June quarter to US$1,176 per ounce in the September quarter for the same reasons as all-in sustaining costs as well as a decrease in exploration expenditure.

In the South Africa region, at South Deep, all-in sustaining cost per kilogram decreased by 2 per cent from R471,288 per kilogram
(US$1,558 per ounce) to R464,500 per kilogram (US$1,448 per
ounce) due to the increase in gold sold partially offset by the higher operating costs. The total all-in cost decreased by 11 per cent from
R573,110 per kilogram (US$1,894 per ounce) to R513,149 per
kilogram (US$1,599 per ounce) due to the higher gold sold and lower non-sustaining capital expenditure, partially offset by the higher operating costs.

| Gold Fields Results
At the West Africa region, all-in sustaining cost and total all-in cost per ounce decreased by 29 per cent from US$1,712 per ounce in the
June quarter to US$1,224 per ounce in the September quarter due to the higher gold sold, lower capital expenditure and no inventory impairments, partially offset by the higher operating costs.

At the South America region, all-in sustaining cost and total all-in cost per ounce decreased by 104 per cent from US$587 per ounce in the June quarter to negative US$21 per ounce in the September quarter mainly due to the increase in by-product credits, an increase in gold sold and lower capital expenditure, partially offset by the higher operating costs.

At the Australasia region, all-in sustaining cost and total all-in cost per ounce decreased by 2 per cent from A$1,150 per ounce
(US$1,151 per ounce) in the June quarter to A$1,129 per ounce
(US$1,033 per ounce) in the September quarter mainly due to the lower capital expenditure.

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration expenses) plus capital expenditure, which includes near-mine exploration and growth capital. NCE is reported on a per equivalent kilogram and per equivalent ounce basis – refer to the detailed table on page 30 of this report.

Revenue less NCE reflects the free cash flow available to pay taxation, state royalties, interest, greenfields exploration, feasibility and evaluation costs and dividends.

The NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

The Group NCE, which includes capitalised project costs, decreased from US$1,239 per ounce (R374,704 per kilogram) in the June
quarter to US$1,064 per ounce (R341,460 per kilogram) in the
September quarter as a result of the lower capital expenditure, lower operating costs and higher production. The NCE margin for the
Group increased from 10 per cent to 19 per cent.

NCE excluding capitalised project costs, decreased from US$1,227 per ounce (R372,199 per kilogram) in the June quarter to US$1,059 per ounce (R340,976 per kilogram) in the September quarter due to higher production and lower capital expenditure. The NCE margin excluding capitalised project costs increased from 11 per cent to 19 per cent.

The Group NCE for capital projects decreased from US$12 per
ounce (R3,521 per kilogram) in the June quarter to US$6 per ounce
(R1,989 per kilogram) in the September quarter. Actual expenditure for the September quarter, all of which is capitalised, at both
Chucapaca (51 per cent) and APP amounted to US$1 million (R14 million) and US$2 million (R18 million) respectively.

In the South Africa region, at South Deep NCE per kilogram
decreased from R566,194 per kilogram (US$1,871 per ounce) in the
June quarter to R504,047 per kilogram (US$1,571 per ounce) in the
September quarter due to the increase in production and the lower capital expenditure, partially offset by the higher operating costs.
The NCE margin improved from negative 30 per cent to negative 18 per cent due to the lower NCE partially offset by the lower gold price received.

At the West Africa region, NCE per ounce decreased from US$1,207 per ounce in the June quarter to US$1,121 per ounce in the
September quarter due to the higher production partially offset by the higher costs and capital expenditure. The NCE margin increased from 15 per cent to 16 per cent due to the lower NCE, partially offset by the lower gold price received.

At the South America region, NCE per ounce decreased from
US$781 per ounce in the June quarter to US$599 per ounce in the
September quarter due to the increase in production and decrease in capital expenditure partially offset by the increase in operating costs.
The NCE margin at Cerro Corona increased from 22 per cent to 53 per cent due to the higher average gold price received and the lower
NCE.

At the Australasia region, NCE per ounce decreased from A$1,122 per ounce (US$1,123 per ounce) in the June quarter to A$1,066 per ounce (US$975 per ounce) in the September quarter mainly due to the lower capital expenditure. The NCE margin increased from 23 per cent to 26 per cent due to the lower NCE partially offset by the lower gold price received.

Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) decreased from US$1,656 million (R16,812 million) at the end of June to US$1,652 million (R16,301 million) at the end of September.
Operational review

Cost and revenue optimisation initiatives through Business
Process Re-engineering (BPR)

The BPR process continues to review all operational production processes and associated cost structures from the stope to the mill.
New business blueprints and appropriate organisational structures continue to be assessed to support sustainable gold output at an
NCE margin of 20 per cent in the short to-medium term and 25 per cent in the long-term.
South Africa region

South Deep

The Best Practice capability intervention was planned to be initiated in the September 2013 quarter. However, due to South Deep’s
restructuring, implementation of this capability is planned to begin at
South shaft in a pilot section as part of normal operation with full ownership of senior management starting November 2013. The role of the business improvement team will be to support senior
management as required and facilitate the journey along the best practice roadmap.

The destress cycle blueprint pilot project ran from June to August
2013 and took a three-step approach to improvements in the
destress mining cycle:

·    Developing blueprints at detailed activity input level for the crush pillar destress mining cycle: a mining method that prepares deep level ore reserves for mining utilising in-situ rock for support;
·    Implementing and using systems of measuring and reporting
     variances of actuals to blueprint and plan; and
·    Implementing skills-transfer teams in the pilot area to coach line supervision and teams, to monitor and improve variances
      between actuals and blueprint with best practices.
The implementation of the destress cycle blueprint pilot was successful.

At Twin shaft the implementation of the blueprint recommendations delivered significant improvements. One of the highlights being a 54 per cent increase in meters per low profile rig in 95 3W since inception of the project in June, from 50 meters achieved in May to
77 meters achieved in August (September excluded due to industrial action impact). Destress square meters increased by 52 per cent from 1,262 square meters in May to 1,913 square meters in August.
Subsequent to the strike in September, the improvements in low profile rig meters and destress square meters continue.

At South shaft the implementation included lessons learnt at Twin shaft project. The focus of the training was expanded to include planning, decision making and the importance of team work. The two 90 3W teams attending the training from August to September
2013 increased their output by 67 per cent from a base of 198 square meters in July to 330 square meters in September.

The pilot project is now completed and ownership of the process will be transferred to shaft management to ensure that the process is fully integrated within the operations.

Progress against the Mine Health and Safety Council (MHSC)
milestone, that no machinery or piece of equipment such as
mechanised mobile equipment, fans and pumps may generate a
sound pressure level in excess of 110dB (A) after December 2013, is ongoing. The number of measurements expressed as a percentage of noise measurements of machinery and equipment emitting noise in excess of 110dB (A) decreased from 2.8 per cent in the June quarter to nil in the September quarter. Silencing of equipment is ongoing, with continued focus on silencing of fans and planned

Gold Fields Results
|

maintenance programs on mechanised mobile equipment. The
percentage of employees exposed to >85dB (A) increased from 52.4 per cent in the June quarter to 55.6 per cent in the September quarter. This measurement is without hearing protection, which is currently provided and almost universally used. (We do comply with the milestone on equipment but employees without hearing
protection devices are over exposed. If all our employees wear their hearing protective devices correctly at all times in high noise zones none of them will be over exposed.)

The Group continues to pursue best practice in the area of dust control in accordance with the MHSC. In order to improve upon dust exposure targets, the following core initiatives are ongoing:

· Equipping the water blasts with flow control valves. Flow control valves were installed to minimise water wastage. The blasts can now be manually activated to water down the work area and
  control the water flow ;
· Real time dust monitoring;
· Foggers/water mist spray systems at dust sources;
· Dust allaying at internal tips; and
· Footwall dust allaying.
West Africa region

Tarkwa

BPR initiatives are ongoing. The major BPR projects for 2013 include:

·     Extending life of heavy mining equipment, including tyre life, through improved haul road conditions;
·     Increasing CIL throughput through the installation of a tipper car on the North heap leach crusher conveyor to supplement the CIL feed rate. The current circuit is limited by the feeding equipment capacity into the primary crusher. The cross over from the North heap leach crusher will assist in maintaining and increasing the ore stockpile levels for feeding into the primary crusher and increase the CIL milling rate from 1,460 tonnes per hour to 1,500 tonnes per hour. On an annualised basis this equates to an
increase in the milling rate from 11.9 million tonnes per annum to
12.3 million tonnes per annum;
·     Acceleration of waste strip through the implementation of a larger sized load and haul fleet. The improved flexibility is also designed to ensure a continuous ore supply to the plant. This project has the potential to increase the annual mining volume by an estimated 10 per cent; and
·     The purchase of an additional front end loader to improve loader availability in the optimisation of crusher throughput from ore rehandled from the ROM-pad.

The tipper car on the North heap leach crusher conveyor to
supplement the CIL feed rate was commissioned in May 2013.
Since inception of the haul road improvement campaign, average tyre-life has increased from 4,250 hours in the March quarter to
5,200 hours in the June quarter and to 5,427 hours in the September quarter.

Damang

BPR initiatives are ongoing. The major BPR projects for 2013 include:

·     Continued savings from owner mining and maintenance
           initiatives implemented in early 2011;
·     Optimisation of the plant circuit to achieve the maximum
           recovery rate of 89 per cent under current blend conditions which include:
·     Installation and commissioning of the intensive leach reactor
(ILR) which was completed in the December 2012 quarter.
The unit is performing as expected with higher recovery
rates being achieved on the gravity concentrate. The ILR
replaced the Gemini shaking table used for treating gravity
concentrate from the Knelson concentrators. The use of
intensive cyanidation as applied in the ILR unit increased the recovery of gold from gravity concentrate from 70 per cent
(using a gravity shaking table) up to 98 per cent. This
reduced the circulation of gold into the circuit from gravity concentrate tailings and improved overall plant gold
recovery;
·     Commissioning of the pre-leach thickener (PLT) project to
improve control of the circuit water balance and optimise
gravity circuit feed rates was completed in July 2013. The
PLT increases the leach feed density from an average 45
per cent solids to above 50 per cent solids by removing
excess water content from the slurry. Leaching reagents are
added based on ideal solution concentration. As a result of
the PLT operation there is now less solution in the leach
feed thereby reducing the reagent requirement to maintain
the optimal concentration for leaching. The actual cost
saving will be measured in the December quarter;
·    The milling circuit has two installed gravity concentrators which recovers course gold from the mill circulating load and adds excessive solution as part of the gravity gold recovery process. In absence of the PLT it was not possible to run
both concentrators as excess solution contributed to an
inefficient mill circuit density and circulating load. With the commissioning of the PLT the operation now has the ability
to remove excess water added by the gravity units. As a
result both units can now be operated with the associated
increase in gravity gold recovery complemented by the
operation of the ILR.
·     With the PLT removing excess water from the leach feed
slurry the opportunity arises to re-circulate the removed
solution back into the milling circuit. This improves internal water circulation and reduces water consumption in the
plant. In the absence of the PLT the solution circulated via the TSF pond at additional overland pumping cost; and
·     An additional CIL leach tank to take the number of leach
tanks from 7 to 8, is being added to the circuit to improve the residence time and recoveries and circuit reliability. At the end of the September quarter the 8th tank was 40 per cent
complete.
Australasia region

St Ives

BPR initiatives are ongoing. The major BPR projects for 2013 include:

·    Cyanide optimasation project: cyanide is a significant contributor to site costs. The intent of the cyanide optimisation project was to improve the management of excess cyanide in the leach
process, optimise consumption and reduce cost. The project
involved establishing a loop system to measure excess free
cyanide in the final stage of the leaching process and using that information to control and improve cyanide dosage in the first stage of leaching. The project has resulted in approximately 20 per cent reduction in cyanide used per milled tonne of ore. A further phase of the project involves optimising dosage across the first two stages of leaching to further improve control and reduce waste;
·     Focus on the drill and blast function in open pits. As the Open pit mines get deeper and harder through 2013, there is a greater demand on drill and blast performance. In response to
increased demand, several drill and blast improvement projects were carried out through the quarter. Projects included reducing non-productive time for drills, work flow reorganisation between operations and maintenance, reconfiguring work crews,
establishing visual daily targets and short interval tracking for drill and blast crews. The improvement activities have resulted in a 10 per cent improvement in drill utilisation hours per shift, an improvement in blasting performance and increased broken
stock availability;
·     The open pits ramp-up project was initiated to manage the
significant increase in production in the open pits from 2013 to
2014. A range of productivity improvement areas across the
mining value chain are being targeted in preparation for the transition. These include improving excavator and truck
productivities and utilisation and establishing daily crew targets and short interval control boards;
·     Underground mining operations require a slot or box hole within stoping blocks to provide void space for the stope to be blasted.
This activity has a significant cost and time impact for the
Underground Mining department. Cave Rocks underground
mine is currently trialing an alternative method – using pipe jacking methodology combined with boxhole boring in a self-
contained mobile unit called a ‘vertical miner’ – for boxhole boring to improve the efficiency and cost of the activity.
Indications from the trial show a potential improvement in drilling

| Gold Fields Results
rate (reducing time impact) and up to 20 per cent improvement in unit cost; and
·     A site roster alignment project has been initiated to simplify and standardise roster arrangements across site. The project scope includes optimising light vehicle usage and travel arrangements on site. The project will be completed in the December 2013
quarter.

Agnew

BPR initiatives are ongoing. The major BPR projects for 2013 include:

·     The primary site improvement focus is the efficient and effective integration of the Lawlers operation into the Agnew business and realising the synergies that exist from the recent acquisition.
Synergies from the acquisition of the Lawlers mine include the opportunity to process ore from the Agnew and Lawlers mines
through the Agnew plant. The Agnew plant is currently running at aproximately 85 per cent capacity. With the additional feed material from the New Holland (Lawlers) mine, it is expected that the plant will be fully utilised by end of October 2013.
Preparatory work to achieve the associated benefits from this activity is underway;
·     The cost benefit from the improvement activities associated with the use of shotcrete/fibrecrete for ground support instead of conventional bolts and mesh is currently being confirmed. There is an opportunity for further benefit in this area through the potential inclusion of the supply of shotcrete/fibrecrete into the development and mining contract;
·     The use of emulsion for stoping and development blasting
continues to be embedded across the site and benefits achieved in mining quality and cost improvement reported in the June
2013 quarter are proving to be sustainable; and
·     The revised Agnew development and mining contract with
Barminco (which previously only included development) is
delivering the anticipated performance and savings. This is
reflected in the improvement in site cash costs for the
September 2013 quarter.
South Africa region

South Deep project
Sept
2013
June
2013
Gold produced - 000’oz
81.9
77.8
- kg
2,547
2,420
Yield  - underground
- g/t
5.0
4.8
- combined - g/t
4.2
3.8
All-in sustaining costs - R/kg
463,918
471,288
- US$/oz
1,446
1,558
Total all-in cost - R/kg
513,149
573,110
- US$/oz
1,599
1,894
Total cash cost - R/kg
322,054
325,701
- US$/oz
1,004
1,077
Notional cash expenditure - R/kg
504,047
566,194
- US$/oz
1,571
1,871
NCE margin - %
(18)
(30)

Gold production increased by 5 per cent from 77,800 ounces (2,420 kilograms) in the June quarter to 81,900 ounces (2,547 kilograms) in the September quarter, despite three days of wage related industrial action during the quarter.

Total tonnes milled, which included 96,000 tonnes of off-reef development in the September quarter compared with 127,000
tonnes included in the June quarter, decreased by 5 per cent from
640,000 tonnes to 609,000 tonnes. Underground reef yield
increased from 4.8 grams per tonne to 5.0 grams per tonne.

Development decreased by 18 per cent from 3,653 metres in the
June quarter to 2,988 metres in the September quarter. The new mine capital development in phase one, sub 95 level, decreased from 783 metres to 610 metres. Vertical development decreased from 166 metres to 132 metres. Development in the current mine areas above 95 level decreased from 2,704 metres to 2,246 metres.
Development areas in 95 2W and above 95 level were negatively affected by seismicity and industrial action during the September quarter.

Destress mining again increased by 6 per cent from 14,082 square metres in the June quarter to 14,986 square metres in the
September quarter.

Operating costs increased by 4 per cent from R797 million (US$85 million) in the June quarter to R832 million (US$84 million) in the
September quarter. This was mainly due to annual salary increases and increased electricity costs as a result of two months of winter tariff included in the September quarter compared with only one month of winter tariff included in the June quarter. Total cash cost decreased from R325,701 per kilogram (US$1,077 per ounce) to
R322,054 per kilogram (US$1,004 per ounce) due to the increase in gold sold, partially offset by the increase in operating costs.

Operating profit decreased marginally from R254 million (US$27 million) in the June quarter to R252 million (US$25 million) in the
September quarter as a result of the higher operating costs and lower gold price received, partially offset by the higher gold production.

Capital expenditure decreased from R571 million (US$61 million) to
R456 million (US$45 million) mainly due to phasing of projects. The majority of the expenditure was on development, maintenance of critical infrastructure and equipment, trackless equipment, the full plant tailings backfill plant, refrigeration plant upgrades and high density accommodation.

Notional cash expenditure decreased by 11 per cent from R566,194 per kilogram (US$1,871 per ounce) in the June quarter to R504,047 per kilogram (US$1,571 per ounce) in the September quarter as a result of the higher gold production and lower capital expenditure partially offset by the higher operating costs. The NCE margin improved from negative 30 per cent to negative 18 per cent as a result of the lower NCE, partially offset by the lower gold price received.

All-in sustaining cost per kilogram decreased from R471,288 per kilogram (US$1,558 per ounce) in the June quarter to R463,918 per kilogram (US$1,446 per ounce) in the September quarter due to the increase in gold sold partially offset by the higher operating costs.
The total all-in cost per kilogram decreased from R573,110 per kilogram (US$1,894 per ounce) to R513,149 per kilogram (US$1,599 per ounce) due to the higher gold sold and the lower non-sustaining capital expenditure, partially offset by the higher operating costs.
West Africa region

Ghana

Tarkwa
Sept
2013
June
2013
Gold produced - 000’oz
162.9
139.2
Yield - heap leach - g/t
0.4
0.5
- CIL plant - g/t
1.4
1.3
- combined - g/t
1.0
1.0
All-in sustaining costs - US$/oz
1,124
1,592
Total all-in cost - US$/oz
1,124
1,592
Total cash cost - US$/oz
796
915
Notional cash expenditure - US$/oz
986
1,123
NCE margin - %
26
21

Gold production increased by 17 per cent from 139,200 ounces in the June quarter to 162,900 ounces in the September quarter due to improved CIL mill throughput and yield. The June quarter was impacted by industrial action.

Total tonnes mined, including capital stripping, increased from 29.3 million tonnes in the June quarter to 36.9 million tonnes in the
September quarter. Ore tonnes mined increased from 4.4 million tonnes to 5.3 million tonnes. Operational waste tonnes mined increased from 14.6 million tonnes to 17.5 million tonnes and capital waste tonnes mined increased from 10.3 million tonnes to 14.2 million tonnes. Head grade increased from 1.17 grams per tonne in the June quarter to 1.28 grams per tonne in the September quarter,

Gold Fields Results
|

mainly due to an increase in tonnes mined from the high grade
Teberebie pit. The strip ratio increased from 5.6 to 6.0.

The CIL plant throughput increased from 2.71 million tonnes in the
June quarter to 3.07 million tonnes in the September quarter.
Realised yield from the CIL plant increased from 1.29 grams per tonne to 1.37 grams per tonne due to a smaller draw-down of low grade stockpile following more ore tonnages mined. The CIL plant produced 135,400 ounces in the September quarter compared with
112,500 ounces in the June quarter.

The South heap leach operation recovered 400 ounces from rinsing operations in the September quarter compared with 2,100 ounces in the June quarter. Irrigation at the South heap leach operation was discontinued in May 2013. Feed to the North heap leach section increased from 1.64 million tonnes in the June quarter to 2.02 million tonnes in the September quarter. Yield at 0.42 grams per tonne was lower than the 0.47 grams per tonne realised in the June quarter.
Gold production from the North heap leach operation increased from
24,600 ounces in the June quarter to 27,100 ounces in the
September quarter.

Net operating costs, including gold-in-process movements, were similar at US$126 million (R1,255 million). Total cash cost
decreased from US$915 per ounce in the June quarter to US$796 per ounce in the September quarter due to increased gold sold.

Operating profit increased from US$71 million (R682 million) in the
June quarter to US$90 million (R909 million) in the September quarter as a result of the higher gold production, partially offset by the lower gold price received.

Capital expenditure increased from US$40 million (R388 million) in the June quarter to US$45 million (R455 million) in the September quarter with the majority of expenditure on pre-stripping, additional mining fleet and the water treatment plants.

Notional cash expenditure decreased from US$1,123 per ounce in the June quarter to US$986 per ounce in the September quarter due to the increase in production partially offset by the increase in capital expenditure. The NCE margin increased from 21 per cent to 26 per cent as a result of the higher gold production, partially offset by the lower price received and higher capital expenditure.

All-in sustaining costs and total all-in cost per ounce decreased from
US$1,592 per ounce in the June quarter to US$1,124 per ounce in the September quarter due to the increase in production and no inventory impairments in the September quarter, partially offset by the increase in capital expenditure. The June quarter included inventory impairments of US$43 million.

Damang
Sept
2013
June
2013
Gold produced - 000’oz
32.6
31.8
Yield                                        - g/t
1.1
1.1
All-in sustaining costs - US$/oz
1,727
2,241
Total all-in cost - US$/oz
1,727
2,241
Total cash cost - US$/oz
1,235
1,123
Notional cash expenditure
- US$/oz
1,792
1,576
NCE margin - %
(34)
(11)

Gold production increased by 3 per cent from 31,800 ounces in the
June quarter to 32,600 ounces in the September quarter due to improved operational performance at the processing plant. The
June quarter was impacted by industrial action.

Total tonnes mined, including capital stripping, increased from 6.5 million tonnes in the June quarter to 9.0 million tonnes in the
September quarter. Ore mined increased from 0.6 million tonnes to
0.8 million tonnes due to commencement of oxide mining at Lima
South pit. Operational waste tonnes mined increased from 2.2 million tonnes in the June quarter to 6.5 million tonnes in the
September quarter while capital waste tonnes mined decreased from
3.7 million tonnes to 1.6 million tonnes. The strip ratio decreased marginally from 9.9 to 9.7.

Mining operations are focusing on exposing the ore in the Huni and
Saddle pit areas after the suspension of mining operations in the
Damang pit cutback for safety reasons. With the safety related closing of the Damang pit cutback in May 2013, mining moved into the Saddle area which requires significantly higher waste stripping before sufficient ore volumes can be exposed.

Tonnes processed increased from 0.92 million tonnes in the June quarter to 0.96 million tonnes in the September quarter.
Replacement of the previous secondary crusher with the Sandvik
CS660 crusher was completed in August 2013. The crusher provides improved crush feed to the SAG mill, thus reducing the impact of the hardened blend of the mill throughput.

Net operating costs, including gold-in-process movements,
increased from US$36 million (R336 million) to US$41 million (R401 million) due to an increase in operational ore and waste tonnages mined in the September quarter. Total cash cost increased from
US$1,123 per ounce to US$1,235 per ounce as a result of the higher operating costs partially offset by the higher gold sold.

Operating profit decreased from US$10 million (R97 million) in the
June quarter to US$2 million (R33 million) in the September quarter as a result of the lower gold price received and the higher net operating costs, partially offset by higher gold sold.

Capital expenditure decreased from US$16 million (R154 million) to
US$13 million (R131 million) with expenditure on pre-stripping, the crushing circuit and tailings storage facilities being the major items.

Notional cash expenditure increased from US$1,576 per ounce in the June quarter to US$1,792 per ounce in the September quarter mainly due to the higher operating costs, partially offset by the lower capital expenditure. The NCE margin deteriorated from negative 11 per cent to negative 34 per cent due to the higher NCE and the lower gold price.

The all-in sustaining costs and total all-in cost per ounce decreased from US$2,241 per ounce in the June quarter to US$1,727 per
ounce in the September quarter, due to lower capital expenditure, no inventory impairments and higher gold sold, partially offset by higher net operating costs. The June quarter included inventory
impairments of US$16 million.
South America region

Peru

Cerro Corona
Sept
2013
June
2013
Gold produced - 000’oz
45.4
37.0
Copper produced - tonnes
8,484
6,577
Total equivalent gold produced       - 000’ eqoz
90.7
70.0
Total equivalent gold sold - 000’ eqoz
93.6
64.7
Yield - gold - g/t
0.86
0.75
- copper - %
0.52
0.43
- combined - g/t
1.64
1.37
All-in sustaining costs - US$/oz
(21)
587
Total all-in cost - US$/oz
(21)
587
Total cash cost - US$/eqoz
430
503
Notional cash expenditure - US$/eqoz
599
781
NCE margin - %
53
22
Gold price* - US$/oz
1,318
1,444
Copper price* - US$/t
7,031
7,218
* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production increased by 23 per cent from 37,000 ounces in the
June quarter to 45,400 ounces in the September quarter. Copper production increased by 29 per cent from 6,577 tonnes to 8,484 tonnes. Equivalent gold production increased by 30 per cent from
70,000 ounces in the June quarter to 90,700 ounces in the
September quarter mainly due to an increase in gold and copper head grades and an increase in ore treated. Gold head grade
increased from 1.08 grams per tonne to 1.22 grams per tonne and copper head grade increased from 0.50 per cent to 0.59 per cent.
Gold recoveries increased from 69.8 per cent to 70.3 per cent and copper recoveries increased from 85.3 per cent to 87.8 per cent.

In the September quarter, concentrate with a payable content of
47,705 ounces of gold was sold at an average price of US$1,358 per

| Gold Fields Results
ounce and 8,723 tonnes of copper was sold at an average price of
US$6,452 per tonne, net of treatment and refining charges. This compared with 33,711 ounces of gold sold at an average price of
US$1,392 per ounce and 6,072 tonnes of copper sold at an average price of US$6,424 per tonne in the June quarter. Total equivalent gold sales increased from 64,700 ounces in the June quarter to
93,600 in the September quarter due to higher metal production.

Tonnes mined decreased by 21 per cent from 4.31 million tonnes in the June quarter to 3.42 million tonnes in the September quarter.
Ore mined decreased by 6 per cent from 2.19 million tonnes to 2.05 million tonnes. The strip ratio decreased from 0.96 to 0.67 due to the impact of changing the mine’s fleet, with less waste mined in the
September quarter compared with the June quarter as a result of lower availability of fleet due to the change-over.

Ore processed increased from 1.59 million tonnes in the June quarter to 1.72 million tonnes in the September quarter mainly due to a scheduled plant shutdown to repair a ball mill grouting in the June quarter. Gold yield increased from 0.75 grams per tonne to 0.86 grams per tonne and copper yield increased from 0.43 per cent to
0.52 per cent due to higher head grades of material treated.

Net operating costs, including gold-in-process movements,
increased from US$30 million (R283 million) in the June quarter to
US$40 million (R396 million) in the September quarter. The higher cost was mainly due to higher production and sales and a decrease in concentrate stocks. Total cash cost decreased from US$503 per equivalent ounce to US$430 per equivalent ounce mainly due to the higher sales partially offset by the higher net operating costs.

Operating profit increased from US$35 million (R339 million) in the
June quarter to US$80 million (R785 million) in the September quarter mainly due to higher revenue resulting from higher
equivalent ounces sold and the higher average gold price received, net of prior quarter price adjustments, partially offset by higher net operating costs.

Capital expenditure decreased from US$16 million (R146 million) in the June quarter to US$13 million (R128 million) in the September quarter, with the majority of the expenditure on the tailings storage facility.

Notional cash expenditure decreased from US$781 per equivalent ounce in the June quarter to US$599 per equivalent ounce in the
September quarter mainly due to higher equivalent ounces produced and lower capital expenditure, partially offset by the higher operating costs. The NCE margin increased from 22 per cent in the June quarter to 53 per cent in the September quarter as a result of the lower NCE and the higher average gold price received.

The all-in sustaining costs and total all-in cost per ounce decreased from US$587 per ounce in the June quarter to negative US$21 per ounce in the September quarter mainly due to the increase in by-
product credits, higher gold sold and lower capital expenditure.
Australasia region

St Ives

Sept
2013
June
2013
Gold produced - 000’oz
103.8
97.7
Yield - underground - g/t
3.8
4.3
- combined - g/t
2.6
2.8
All-in sustaining costs - A$/oz
1,220
1,276
- US$/oz
1,116
1,278
Total all-in cost - A$/oz
1,220
1,276
- US$/oz
1,116
1,278
Total cash cost - A$/oz
887
878
- US$/oz
811
879
Notional cash expenditure - A$/oz
1,134
1,255
- US$/oz
1,037
1,256
NCE margin - %
21
13

Gold production increased by 6 per cent from 97,700 ounces in the
June quarter to 103,800 ounces in the September quarter due to increased tonnes processed at the Lefroy mill during the September quarter, following a planned two-week maintenance closure to undertake a major mill motor service during the June quarter.

At the underground operations, ore mined increased by 6 per cent from 540,000 tonnes in the June quarter to 573,000 ounces in the
September quarter. The average grade of ore mined decreased
from 4.4 grams per tonne to 4.0 grams per tonne due to lower grade areas mined, in accordance with the mining schedule.

At the open pit operations, total ore tonnes mined increased by 40 per cent from 624,000 tonnes at 1.3 grams per tonne in the June quarter to 871,000 tonnes at 1.3 grams per tonne in the September quarter. Operational waste tonnes mined increased from 2.0 million tonnes to 2.3 million tonnes, while capital waste tonnes mined decreased from 0.9 million tonnes in the June quarter to 0.6 million tonnes in the September quarter. The increase in tonnes mined was as a result of reduced strip ratios at Bellerophon and Mars pits with a greater concentration of ore as the pits become deeper. The strip ratio decreased from 4.67 in the June quarter to 3.35 in the
September quarter.

Throughput at the Lefroy mill increased from 1.07 million tonnes to
1.25 million tonnes. The lower throughput during the June quarter was due to a two-week planned maintenance shut. Yield decreased from 2.8 grams per tonne to 2.6 grams per tonne, reflecting the slightly lower average grade of underground ore mined during the
September quarter and a larger proportion of lower grade open pit ore processed. Gold production from the Lefroy plant increased from 95,500 ounces in the June quarter to 101,100 ounces in the
September quarter. Following on from the cessation of stacking activities at the end 2012, irrigation of the existing heap leach pad continued, and a further 2,700 ounces were recovered in the
September quarter compared with 2,200 ounces recovered in the
June quarter.

Net operating costs, including gold-in-process movements,
increased from A$87 million (US$86 million) in the June quarter to
A$94 million (US$86 million) in the September quarter mainly due to increased ore mined from both underground and open pit operations.
Total cash cost increased from A$878 per ounce (US$879 per
ounce) to A$887 per ounce (US$811 per ounce) due to the increase in net operating costs partially offset by higher gold sold.

Operating profit at A$56 million (US$51 million) in the September quarter was similar to the June quarter.

Capital expenditure decreased from A$34 million (US$34 million) in the June quarter to A$28 million (US$25 million) in the September quarter with reduced expenditure on mining fleet, the completion of the lift on TSF3 and a reduction in pre-strip at Paddy’s open pit as the pit moved into production with stripping cost now accounted as working cost.

Notional cash expenditure decreased from A$1,255 per ounce
(US$1,256 per ounce) in the June quarter to A$1,134 per ounce
(US$1,037 per ounce) in the September quarter due to the lower capital expenditure and increased production. The NCE margin increased from 13 per cent to 21 per cent due to the lower NCE, partially offset by the lower gold price received.

All-in sustaining costs and total all-in cost per ounce decreased from
A$1,276 per ounce (US$1,278 per ounce) in the June quarter to
A$1,220 per ounce (US$1,116 per ounce) in the September quarter mainly due to the lower capital expenditure and higher gold sold, partially offset by the higher net operating costs.

Gold Fields Results
|

Agnew
Sept
2013
June
2013
Gold produced - 000’oz
45.2
53.0
Yield - underground - g/t
9.8
9.8
- combined - g/t
6.2
7.6
All-in sustaining costs - A$/oz
920
916
- US$/oz
842
918
Total all-in cost - A$/oz
920
916
- US$/oz
842
918
Total cash cost - A$/oz
601
619
- US$/oz
549
619
Notional cash expenditure - A$/oz
910
878
- US$/oz
832
879
NCE margin - %
37
40

Gold production decreased by 15 per cent from 53,000 ounces in the
June quarter to 45,200 ounces in the September quarter mainly due to a reduction in underground tonnes mined.

Ore mined from underground decreased by 19 per cent from
160,000 tonnes to 130,000 tonnes but head grade improved from
10.5 grams per tonne in the June quarter to 10.9 grams per tonne in the September quarter. The decrease in ore mined was in line with the mine plan. All the tonnes mined were from the high grade Kim
Lode in accordance with the high margin strategy adopted for 2013.

Tonnes processed increased from 218,000 tonnes in the June
quarter to 227,000 ounces in the September quarter and included
97,000 tonnes of Songvang surface stockpile material compared with 58,000 tonnes of Songvang stockpiles processed in the June quarter. The combined yield decreased from 7.6 grams per tonne to
6.2 grams per tonne with the higher percentage of ore from the
Songvang stockpile at a grade of 1.5 grams per tonne.

Net operating costs, including gold-in-process movements,
decreased from A$34 million (US$34 million) in the June quarter to
A$27 million (US$24 million) in the September quarter. This
decrease was mainly due to reduced mining costs as a result of the focus on capital development and the greater efficiencies generated through the change to full contractor mining (previously only development). After the cessation of mining at the Rajah and Main lode ore bodies, there was no longer the critical mass to efficiently run separate production and development programmes.

The consolidation to full contractor mining allowed a reduction in fleet and personnel which is reflected in the reduced costs. Total cash cost decreased from A$619 per ounce (US$619 per ounce) in the June quarter to A$601 million (US$549 million) in the September quarter due to the lower net operating costs, partially offset by the lower gold sold.

Operating profit decreased from A$43 million (US$44 million) in the
June quarter to A$38 million (US$35 million) in the September quarter due to lower gold sold partially offset by the lower net operating costs.

Capital expenditure decreased from A$13 million (US$13 million) in the June quarter to A$12 million (US$11 million) in the September quarter. Capital expenditure included A$10 million (US$9 million) of underground development.

Notional cash expenditure increased from A$878 per ounce
(US$879 per ounce) in the June quarter to A$910 million (US$832 million) in the September quarter due to the lower production, partially offset by lower capital expenditure and operating costs. The
NCE margin decreased from 40 per cent to 37 per cent due to the higher NCE and lower gold price received.

All-in sustaining costs and total all-in cost per ounce increased from
A$916 per ounce (US$918 per ounce) in the June quarter to A$920 million (US$842 million) in the September quarter mainly due to lower gold sold, partially offset by the lower capital expenditure and operating costs.

Quarter ended 30 September 2013 compared with
quarter ended 30 September 2012

Group attributable equivalent gold production was similar at 496,000 ounces.

At the South Africa region, gold production at South Deep increased by 15 per cent from 71,300 ounces (2,217 kilograms) for the
September 2012 quarter to 81,900 ounces (2,547 kilograms) for the
September 2013 quarter.

At the West Africa operations, total managed gold production decreased by 7 per cent from 209,300 ounces for the September
2012 quarter to 195,500 ounces for the September 2013 quarter. At
Tarkwa, gold production decreased by 4 per cent from 169,400 ounces to 162,900 ounces mainly due to cessation of crushing operations at the South heap leach facility at the end of December
2012. At Damang, gold production decreased by 18 per cent from
39,900 ounces to 32,600 ounces mainly due to lower yield following on from the closure of the original Damang pit.

In South America, gold equivalent production at Cerro Corona increased by 10 per cent from 82,700 ounces for the September
2012 quarter to 90,700 ounces for the September 2013 quarter due to higher throughput.

At the Australasia operations, gold production decreased by 3 per cent from 154,200 ounces for the September 2012 quarter to
149,100 ounces for the September 2013 quarter. At St Ives, gold production decreased by 3 per cent from 106,600 ounces to 103,800 ounces mainly due to cessation of crushing and stacking at the heap leach facility and lower grade open pit material mined and
processed. At Agnew gold production decreased by 5 per cent from
47,600 ounces to 45,200 ounces, in line with the strategy to only mine the high grade Kim ore body.

Income statement

Revenue decreased by 21 per cent from US$862 million (R7,109 million) in the September 2012 quarter to US$683 million (R6,827 million) in the September 2013 quarter due to the lower gold price received. The average gold price decreased by 21 per cent from
US$1,663 per ounce (R441,690 per kilogram) to US$1,315 per
ounce (R422,065 per kilogram). The average Rand/US dollar
exchange rate weakened by 21 per cent from R8.26 in the
September 2012 quarter to R9.98 in the September 2013 quarter.
The average Rand/Australian dollar exchange rate weakened by 7 per cent from R8.56 to R9.13. The average Australian/US dollar exchange rate strengthened by 12 per cent from A$1.00 = US$1.04 in the September 2012 quarter to A$1.00 = US$0.92 in the
September 2013 quarter.

Net operating costs decreased by 2 per cent from US$408 million
(R3,363 million) to US$400 million (R3,987 million). Total cash cost for the Group decreased by 3 per cent from US$793 per ounce
(R210,724 per kilogram) to U$772 per ounce (R247,755 per
kilogram) due to the lower net operating costs.

At South Deep in South Africa, operating costs increased by 27 per cent from R656 million (US$80 million) for the September 2012 quarter to R832 million (US$84 million) for the September 2013 quarter. This was due to annual wage increases, an increase in employees in line with the production build-up, a 16 per cent electricity tariff increase, increased maintenance costs and normal inflationary increases. Total cash cost increased by 10 per cent from
R292,377 per kilogram (US$1,101 per ounce) to R322,054 per
kilogram (US$1,004 per ounce) as a result of the higher operating costs, partially offset by the higher gold sold.

At the West Africa operations, net operating costs increased by 3 per cent from US$161 million for the September 2012 quarter to US$166 million for the September 2013 quarter. At Tarkwa, net operating costs increased by 8 per cent from US$117 million to US$126 million mainly due to annual wage increases, increased fuel costs and an inventory draw-down of US$10 million in the September 2013
quarter compared with a credit of US$3 million in the September
2012 quarter. At Damang, net operating costs decreased by 9 per cent from US$45 million to US$41 million due to the lower production and a US$5 million inventory credit in the September 2013 quarter compared with US$nil in the September 2012 quarter. Total cash cost for the region increased by 11 per cent from US$786 per ounce

| Gold Fields Results
to US$869 per ounce due to the lower production and increased costs.

At Cerro Corona in South America, net operating costs increased by
8 per cent from US$37 million for the September 2012 quarter to
US$40 million for the September 2013 quarter mainly due to an increase in statutory workers participation in profits due to higher profits, as well as a lower build-up of inventory in the September
2013 quarter. Total cash cost decreased by 9 per cent from US$474 per ounce to US$430 per ounce mainly due to the higher equivalent gold sales partially offset by the higher costs.

At the Australasia operations, net operating costs decreased by 4 per cent from A$126 million for the September 2012 quarter to
A$121 million for the September 2013 quarter. At St Ives, net operating costs increased by 3 per cent from A$91 million to A$94 million mainly due to an increase in underground tonnes, partially offset by a reduction in open pit tonnes mined. At Agnew, net operating costs decreased by 23 per cent from A$35 million to A$27 million due to cost saving initiatives arising from mining only the Kim ore body. Total cash cost for the region decreased marginally from
A$804 per ounce to A$800 per ounce due to the decrease in costs, partially offset by the lower production.

Operating profit decreased from US$454 million (R3,746 million) to
US$283 million (R2,840 million) as a result of the above.

Net interest paid increased from US$10 million (R79 million) to
US$18 million (R178 million) due to an increase in borrowings.

Exploration expenditure decreased from US$30 million (R249
million) to US$14 million (R142 million) due to the Group’s decision to deliberately reduce expenditure on exploration activities.

Feasibility and evaluation costs increased from US$7 million (R60 million) to US$12 million (R123 million) mainly due to retrenchment costs incurred in the September 2013 quarter.

Non-recurring costs of US$2 million (R71 million) for the September
2013 quarter compared with non-recurring income of US$20 million
(R158 million) for the September 2012 quarter. The non-recurring expenses in the September 2013 quarter included mainly US$5
million (R52 million) relating to restructuring costs across the Group and US$8 million (R78 million) relating to the impairment of our investment in Orsu Metals Corporation. This was partially offset by the sale of 7,820,169 shares in Northam Platinum Limited at a gain of US$13 million (R124 million). The non-recurring income in
September 2012 included profit on the disposal of the Group’s interest in GoldQuest Mining Corporation and Atacama Pacific Gold
Corporation amounting to US$30 million (R239 million) partially offset by business process re-engineering costs at all the operations.

Government royalties decreased from US$27 million (R225 million)
in the September 2012 quarter to US$20 million (R197 million) in the
September 2013 quarter as a result of lower revenue.

Taxation decreased from US$97 million (R812 million) for the
September 2012 quarter to US$38 million (R387 million) for the
September 2013 quarter as a result of lower profit before taxation.

Net earnings of US$9 million (R63 million) for the September 2013 quarter compared with US$122 million (R997 million) for the
September 2012 quarter.

Normalised earnings of US$12 million (R120 million) for the
September 2013 quarter compared with US$105 million (R860
million) for the September 2012 quarter.

Cash flow

Cash inflow from operating activities for continuing operations of
US$159 million (R1,632 million) for the September 2013 quarter compared with US$125 million (R1,047 million) for the September
2012 quarter. This increase was mainly due to a release of working capital of US$14 million (R131 million) in the September 2013 quarter compared with an investment into working capital of US$140 million (R1,123 million) in the September 2012 quarter (a positive
US$154 million movement) as well as lower royalties and taxation paid, partially offset by lower operating profit.
Cash outflows from investing activities for continuing operations decreased from US$277 million (R2,288 million) to US$166 million
(R1,689 million).

Capital expenditure decreased from US$332 million (R2,724 million)
in the September 2012 quarter to US$156 million (R1,582 million) in the September 2013 quarter. At the South Africa region, capital expenditure at South Deep decreased from R624 million (US$76 million) to R456 million (US$45 million). At the West Africa region, capital expenditure decreased from US$94 million to US$58 million mainly due to a decrease in capital waste strip at both Tarkwa and
Damang and lower capital expenditure on mining fleet at Tarkwa. In
South America, at Cerro Corona, capital expenditure decreased from
US$25 million to US$13 million due to lower expenditure on the tailings storage facility. At the Australasia region, capital expenditure decreased from A$113 million (US$117 million) to A$40 million
(US$36 million) mainly at St Ives due to lower expenditure on mining fleet, as well as lower expenditure on construction of the tailings storage facility and mine development.

Investing activities in the September 2013 quarter included the buy-
out of non-controlling interest holders at La Cima of US$13 million
(R122 million) representing 0.9 per cent of the issued shares of Gold
Fields La Cima, taking the Group’s holding to 99.5 per cent. La
Cima was also delisted on 24 September 2013.

The Barrick Yilgarn asset purchase deposit of US$30 million (R307 million) related to the acquisition of the Granny Smith, Lawlers and
Darlot gold mines (collectively the Yilgarn South assets) in Western
Australia.

Proceeds on the disposal of investments of US$33 million (R327 million) in the September 2013 quarter related to the sale of shares in Northam Platinum Limited. The September 2012 quarter included the receipt of US$64 million (R514 million) on the disposal of the
Group’s investments in GoldQuest Mining Corporation, Atacama
Pacific Corporation and Evolution Mining Limited.

Net cash inflow from financing activities for continuing operations of
US$44 million (R448 million) for the September 2013 quarter
compared with a net cash outflow of US$181 million (R1,496 million)
for the September 2012 quarter. Both related to long term and short term loans received and repaid.

The net cash inflow for continuing operations of US$37 million (R390 million) in the September 2013 quarter compared with an outflow of
US$480 million (R3,933 million) in the September 2012 quarter.
After accounting for a positive translation adjustment of US$15 million (R3 million), the cash inflow for the September 2013 quarter was US$52 million (R393 million). The cash balance at the end of
September 2013 was US$495 million (R4,887 million) compared with
US$494 million (R4,085 million) at the end of September 2012.
Corporate

Acquisition of gold mines in Western Australia

On 1 October 2013, Gold Fields announced that it had completed the acquisition of the Granny Smith, Lawlers and Darlot gold mines
(collectively the Yilgarn South assets) in Western Australia, from
Barrick Gold Corporation (Barrick).

The assets were acquired for a total net consideration of US$270 million after adjustments for working capital, mine capital and employee entitlements.

In accordance with the sale and purchase agreement, Gold Fields elected to satisfy half of the consideration by delivering 28.7 million of its common shares (which was based on the 5-day VWAP for the
ADR’s trading on the NYSE prior to closing). The balance of
US$135 million (less a US$30 million deposit paid on signing of the agreement) was paid from cash resources held by Gold Fields in
Australia.

Restructuring of Board

Following a review of the composition of the Board of Directors, in light of the Company's new strategic direction (including the unbundling of Sibanye Gold Limited to shareholders earlier in 2013)
and the challenges presented by the current low gold price, the
Board has decided to reduce the number of directors from twelve to nine.

Gold Fields Results
|

Messrs Delfin Lazaro, Roberto Dañino and Rupert Pennant-Rea
volunteered to resign as non-executive directors and have agreed to step down from the Board.

The Chair (Ms Cheryl Carolus) expressed appreciation for the time and effort that each of the non-executive directors has put into the
Company for the benefit of all its stakeholders. Messrs Pennant-Rea and Dañino acted as the Chairs of the Remuneration Committee and
Social and Ethics Committee, respectively. Mr Lazaro has done an admirable job in representing the Company's interests in the
Philippines and he will continue to do so following his resignation.

Non-executive director Mr Donald Ncube assumed the role of the
Chair of the Social and Ethics Committee and non-executive director
Mr Alan Hill assumed the role of the Chair of the Remuneration
Committee.

The Board believes that its new composition will more appropriately reflect the needs of the Company and is confident that it will continue to be able to perform its duties for the benefit of all stakeholders.

Award

Gold Fields won a leading international integrated reporting award for its 2012 Integrated Annual Review.

The company was named the winner in the PwC Building Public
Trust Awards in the “Overseas award: toward integrated reporting”
category.

Carrying value of assets

The Gold Fields life of mine (LoM) plans and Mineral Reserves as reported at 31 December 2012 were prepared using a US$1,500 per ounce gold price. The planning process to prepare the new LoM plans and Mineral Reserves as at 31 December 2013 has
commenced and will use a gold price of US$1,300 per ounce.

The new LoM plans will provide updated Mineral Reserves for all mining operations. Completion of this work will provide the
necessary information to effectively assess the carrying value of our operations and assets against prevailing economic and market conditions at the time, which may or may not lead to impairments of the operations in respect of the assets of the operations. Any impairment would be reflected in the December quarter and year-
end results.

Silicosis

In and during 2012 two court applications were served on Gold
Fields and its subsidiaries (as well as other mining companies) on behalf of various applicants purporting to represent a class of mine workers (and where deceased, their dependants) who were
previously employed by or who are employees of Gold Fields or any of its subsidiaries and who allegedly contracted Tuberculosis or
Silicosis.

These are applications in terms of which the courts are asked to certify a class action to be instituted by the applicants on behalf of a class of affected people. According to the applicants, this is the first and preliminary step in a process, where if the court were to certify the class action, the applicants will in the second stage, bring an action wherein they will attempt to hold Gold Fields and other mining companies liable for the occupational diseases and the resulting consequences. The applicants contemplate the second stage
dealing with common, legal and factual issues regarding the claim arising for the entire class. If the applicants are successful in the second leg, they envisage that individual members of the class would later submit individual claims for damages against Gold Fields and other mining companies. These applications do not identify the number of claims that would be instituted against Gold Fields and other mining companies or the quantum of damages the applicants may seek.

In addition to the class actions, an individual action has been instituted against Gold Fields and one other mining company in terms of which the Plaintiff claims R25,019,725 in respect of Silicosis which he claims was caused by the two defendants.

The two class actions were consolidated into one action during 2013 and the attorneys for the applicants in those matters have now applied to the court for a case management procedure in order to set times in which the parties have to comply with various legal processes and timeframes in terms of the application.

Gold Fields has entered notices to oppose the various actions and its attorneys are currently considering the opposition in detail.
Outlook

Attributable gold production for the Group from continuing operations excluding the Yilgarn South assets for the year ending December
2013, is forecasted to be between 1.83 million equivalent ounces and 1.90 million equivalent ounces, the same as the guidance given in February 2013. Cash cost and NCE are forecasted to be the same as the revised guidance given on 22 August 2013. Total cash cost is forecasted at US$830 per ounce (R255,000 per kilogram) and
NCE at US$1,240 per ounce (R380,000 per kilogram) including
US$15 per ounce for exploration and growth projects.

Gold production for the Yilgarn South assets for the December 2013 quarter is forecasted to be between 90,000 ounces and 100,000 ounces. Guidance for total cash cost is forecast at US$945 per ounce (A$985 per ounce) and NCE at US$1,165 per ounce (A$1,215 per ounce).

The revised guidance for the Group including the Yilgarn South assets is attributable gold production for the year ending December
2013 of between 1.92 million equivalent ounces and 2.00 million equivalent ounces. Guidance for total cash cost and NCE are
forecasted to remain unchanged at US$830 per ounce (R255,000 per kilogram) and US$1,240 per ounce (R380,000 per kilogram)
respectively, including US$15 per ounce for exploration and growth projects.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 5 and 32.
Change in reporting currency

Following the unbundling of Sibanye Gold in February 2013, Gold
Fields’ production and footprint are represented by a diversified portfolio of assets (the only South African asset and production contributor being South Deep). The US dollar is now the dominant currency. Therefore the Group would like to align its reporting currency to its peer group of international gold producers who all report in US dollar.

In order to smooth the transition, the Group will still report in South
African rand and US dollar for the remainder of 2013. However, the discussions will focus on US dollar and not South African rand as was past practice. From quarter one in 2014 only the US dollar will be presented.
Basis of accounting

The unaudited condensed consolidated financial information is prepared in accordance with IAS 34 Interim Financial Reporting, the
Listings Requirements of the JSE Limited, the SAICA Financial
Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial
Reporting Standards Council, as well as the requirements of the
South African Companies Act.

The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards (IFRIC 20) issued by the International
Accounting Standards Board.

N.J. Holland
Chief Executive Officer
20 November 2013

| Gold Fields Results
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Nine months to
September
2013
June
2013
Restated
September
2012
September
2013
Restated
September
2012
Revenue
683.3
637.1             861.9
2,125.6
2,576.3
Operating costs, net
(400.4)
(397.0)           (407.9)
(1,198.5)
(1,200.7)
-
Operating
costs
(396.2)
(397.0)           (420.4)
(1,195.1)
(1,235.4)
- Gold inventory change
(4.2)
-               12.5              (3.4)
34.9
Operating profit
282.9
240.1            454.0              927.1
1,375.6
Amortisation and depreciation
(148.4)
(143.2)           (121.1)           (428.1)
(356.7)
Net operating profit
134.5
96.9             332.9            499.0
1,019.1
Net interest paid
(18.3)
(13.6)              (9.6)
(42.2)
(26.5)
Share of results of associates after taxation
(2.2)
(5.2)             (20.0)            (16.5)
(34.6)
(Loss)/gain on foreign exchange
(4.7)
12.7             (8.2)                 7.9
(15.7)
Gain/(loss) on financial instruments
5.0
(4.0)              0.7                  1.0
(0.4)
Share-based payments
(11.7)
(12.4)           (12.4)              (37.3)
(38.2)
Other
(4.5)
(8.2)           (11.0)              (22.1)
(12.2)
Exploration
(13.8)
(21.5)           (30.2)             (59.0)
(91.0)
Feasibility and evaluation costs
(12.3)
(11.6)             (7.1)
(37.2)
(31.8)
Profit/(loss) before royalties, taxation and non-recurring items
72.0
33.1           235.1              293.6
768.6
Non-recurring items
(2.2)
(142.8)             19.9
(188.8)
(1.0)
Profit/(loss) before royalties and taxation
69.8
(109.7)           255.0              104.8
767.8
Royalties
(19.6)
(18.6)           (27.3)             (66.0)
(84.1)
Profit/(loss) before taxation
50.2
(128.3)            227.6              38.8
683.4
Mining and income taxation
(38.4)
(7.4)            (96.9)
(128.4)
(385.5)
-
Normal
taxation
(45.9)
(12.8)            (83.9)
(133.0)
(244.0)
-
Deferred
taxation
7.5
5.4            (13.1)
4.6
(141.7)
Net profit/(loss) from continuing operations
11.8
(135.7)             130.8           (89.6)
297.9
Net (loss)/profit from discontinued operations
(8.0)
*
(8.2)               48.5
271.1
372.0
Net (loss)/profit from discontinued operations
(1.5)
(1.6)              48.5              52.0
372.0
Net (loss)/profit on distribution of discontinued operations
(6.5)
(6.6)                   -
219.1
-
Net profit/(loss)
3.8
(143.9)             179.3            181.5
669.9
Attributable to:
- Owners of the parent
1.4
(136.5)             170.3           178.5
647.8
- Non-controlling interest
2.4
(7.4)                9.0               3.0
22.0
Non-recurring items:
Profit on sale of investments
13.1
0.3              28.2              13.4
28.2
Profit/(loss) on sale of assets
0.2
-              (0.1)                0.3
0.2
Restructuring costs
(5.1)
(8.2)              (5.8)
(18.6)
(15.4)
Impairment of stockpiles
-
(59.0)                   -
(59.0)
-
Impairment of investments and assets
(9.0)
(67.8)               (0.1)
(78.2)
(11.6)
Other
(1.4)
(8.1)               (2.3)
(46.7)
(2.3)
Total non-recurring items
(2.2)
(142.8)               19.9
(188.8)
(1.0)
Taxation
(1.5)
45.4                 2.7
45.8
5.6
Net non-recurring items after tax and non-controlling interests
(3.7)
(97.4)               22.6
(143.0)
4.7
Net earnings/(loss) from continuing operations
9.4
(128.5)             121.9            (92.6)
275.8
Net (loss)/earnings from discontinued operations
(8.0)
(8.2)               48.4
271.1
372.0
Net earnings/(loss) per share (cents) from continuing operations
1
(18)                  17
(13)
38
Net (loss)/earnings per share (cents) from discontinued operations
(1)
(1)                    7
37
51
Diluted earnings/(loss) per share (cents) from continuing operations
1
(18)                  17
(13)
38
Diluted (loss)/earnings per share (cents) from discontinued operations
(1)
(1)                   6
37
51
Headline earnings/(loss) from continuing operations
8.2
(84.2)
93.8
(48.4)
259.1
Headline (loss)/earnings from discontinued operations
(1.5)
(1.6)
48.4
52.0
371.9
Headline earnings/(loss) per share (cents) from continuing operations
1
(12)
11
(7)
36
Headline earnings per share (cents) from discontinued operations
-
-
8
7
51
Diluted headline earnings/(loss) per share (cents) from continuing operations
1
(12)
11
(7)
36
Diluted headline earnings per share (cents) from discontinued operations
-
-
8
7
51
Net earnings/(loss) excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation – continuing operations
11.8
(36.0)
104.8
44.1
282.0
Net earnings/(loss) per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents) –
continuing operations
2
(5)
15
6
39
South African rand/United States dollar conversion rate
9.98
9.41
8.26
9.42
8.03
South African rand/Australian dollar conversion rate
9.13
9.42              8.56               9.25
8.30
Gold sold – managed
oz (000)
520
464               518
1,480
1,570
Gold price received
US$/oz
1,315
1,372            1,663             1,436
1,641
Total cash cost
US$/oz
772
857               793                815
770
* Due to conversion at year to date exchange rate.
Figures may not add as they are rounded independently.
The unaudited consolidated financial statements for the quarter ended 30 September 2013 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet
Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields Results
|

Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
Nine months to
September
2013
June
2013
Restated
September
2012
September
2013
Restated
September
2012
Revenue
6,826.9
6,037.9         7,109.0
20,023.5
20,687.6
Operating costs, net
(3,986.6)
(3,736.9)       (3,362.9)
(11,289.2)
(9,640.5)
-
Operating
costs
(3,947.9)
(3,736.7)       (3,465.9)
(11,257.4)
(9,920.9)
- Gold inventory change
(38.7)
(0.2)            102.9             (31.8)
280.3
Operating profit
2,840.3
2,301.0         3,746.1          8,734.3
11,047.1
Amortisation and depreciation
(1,473.5)
(1,345.3)          (998.8)
(4,032.9)
(2,864.5)
Net operating profit
1,366.8
955.7          2,747.2         4,701.4
8,182.5
Net interest paid
(178.4)
(127.5)            (78.9)
(397.4)
(213.9)
Share of results of associates after taxation
(24.2)
(50.0)          (162.4)           (155.0)
(277.5)
(Loss)/gain on foreign exchange
(40.6)
115.8            (66.2)              74.7
(124.9)
Gain/(loss) on financial instruments
46.5
(37.4)               6.3                9.5
(3.1)
Share-based payments
(117.0)
(117.1)          (102.5)           (351.1)
(307.1)
Other
(47.5)
(77.1)           (85.7)
(208.1)
(96.4)
Exploration
(141.8)
(202.9)          (248.9)          (555.3)
(730.4)
Feasibility and evaluation costs
(122.6)
(109.6)           (59.7)
(350.4)
(255.4)
Profit before royalties, taxation and non-recurring items
741.2
349.9         1,949.2          2,768.3
6,173.8
Non-recurring items
(71.1)
(1,317.6)           158.3
(1,778.4)
(6.9)
Profit/(loss) before royalties and taxation
670.1
(967.7)         2,107.5             989.9
6,166.9
Royalties
(197.1)
(177.7)          (225.4)           (621.9)
(676.1)
Profit/(loss) before taxation
473.0
(1,145.4)          1,882.1           368.0
5,490.8
Mining and income taxation
(386.7)
(89.7)           (811.5)
(1,209.9)
(3,098.4)
-
Normal
taxation
(456.5)
(135.9)           (691.8)
(1,253.2)
(1,960.5)
-
Deferred
taxation
69.8
46.2          (119.7)
43.3
(1,137.9)
Net profit/(loss) from continuing operations
86.3
(1,235.1)         1,070.6           (841.9)
2,392.4
Net profit from discontinued operations
-
-            424.5
2,553.8
2,987.1
Net profit from discontinued operations
-
-            424.5             489.9
2,987.1
Net profit on distribution of discontinued operations
-
-                  -
2,063.9
-
Net profit/(loss)
86.3
(1,235.1)         1,495.1           1,711.9
5,379.5
Attributable to:
- Owners of the parent
63.0
(1,169.4)         1,421.9           1,683.2
5,203.1
- Non-controlling interest
23.3
(65.7)             73.1                 28.7
176.3
Non-recurring items:
Profit on sale of investments
123.7
2.3            226.2            126.0
226.2
Profit on sale of assets
1.3
0.5                  -
2.6
2.0
Restructuring costs
(51.9)
(76.2)            (47.7)
(175.3)
(123.7)
Impairment of stockpiles
(15.9)
(538.7)                  -
(554.6)
-
Impairment of investments and assets
(102.2)
(621.6)             (1.6)
(736.6)
(92.8)
Other
(26.1)
(83.9)           (18.6)
(440.5)
(18.6)
Total non-recurring items
(71.1)
(1,317.6)           158.3
(1,778.4)
(6.9)
Taxation
(1.5)
415.6             21.6
431.3
44.8
Net non-recurring items after tax and non-controlling interests
(72.6)
(902.0)            179.9
(1,347.1)
37.9
Net earnings/(loss) from continuing operations
63.0
(1,169.4)            997.4
(870.6)
2,215.8
Net earnings from discontinued operations
-
-            424.6
2,553.8
2,987.4
Net earnings/(loss) per share (cents) from continuing operations
7
(159)               137
(120)
305
Net earnings per share (cents) from discontinued operations
-
-                58
349
411
Diluted earnings/(loss) per share (cents) from continuing operations
7
(159)               137
(120)
304
Diluted earnings per share (cents) from discontinued operations
-
-                57
348
410
Headline earnings/(loss) from continuing operations
63.6
(762.9)           773.0
(453.7)
2,081.2
Headline earnings from discontinued operations
-
-            424.3              489.7
2,986.8
Headline earnings/(loss) per share (cents) from continuing operations
9
(105)              106                (62)
286
Headline earnings per share (cents) from discontinued operations
-
-                59                  67
411
Diluted headline earnings/(loss) per share (cents) from continuing operations
9
(105)               105               (63)
285
Diluted headline earnings per share (cents) from discontinued operations
-
-                58                  67
409
Net earnings/(loss) excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation – continuing operations
120.0
(311.9)            859.6             415.6
2,265.2
Net earnings/(loss) per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents) –
continuing operations
17
(43)              118                  57
312
Gold sold – managed
kg
16,175
14,441          16,095           46,026
48,818
Gold price received
R/kg
422,065
418,108         441,690         435,048
423,770
Total cash cost
R/kg
247,755
259,405         210,724         246,691
198,955

| Gold Fields Results
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Nine months to
September
2013
June
2013
Restated
September
2012
September
2013
Restated
September
2012
Net profit/(loss)
3.8
(143.9)
179.3
181.5
669.9
Other comprehensive income/(expenses) net of tax
94.9
(369.2)
107.7
(539.6)
(19.5)
Marked to market valuation of listed investments
(6.5)
(5.4)
(12.0)
(10.4)
(5.6)
Currency translation adjustments and other
99.2
(365.1)
118.2
(531.9)
(16.0)
Deferred taxation on marked to market valuation of listed investments
2.2
1.3
1.5
2.7
2.1
Total comprehensive income/(expenses)
98.7
(513.1)
287.0
(358.1)
650.4
Attributable to:
- Owners of the parent
96.3
(506.7)
277.8
(362.2)
614.4
- Non-controlling interest
2.4
(6.4)
9.2
4.1
36.0
98.7
(513.1)
287.0
(358.1)
650.4
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
Nine months to
September
2013
June
2013
Restated
September
2012
September
2013
Restated
September
2012
Net profit/(loss)
86.3
(1,235.1)
1,495.1
1,711.9
5,379.5
Other comprehensive (expenses)/income net of tax
(366.5)
338.2
137.0
1,553.6
677.6
Marked to market valuation of listed investments
(62.5)
(49.4)
(95.3)
(98.2)
(45.0)
Currency translation adjustments and other
(325.3)
376.3
219.8
1,625.9
705.5
Deferred taxation on marked to market valuation of listed investments
21.3
11.3
12.5
25.9
17.1
Total comprehensive (expenses)/income
(280.2)
(896.9)
1,632.1
3,265.5
6,057.1
Attributable to:
- Owners of the parent
(244.8)
(1,022.9)
1,577.8
2,951.4
5,735.8
- Non-controlling interest
(35.4)
126.0
54.3
314.1
321.3
(280.2)
(896.9)
1,632.1
3,265.5
6,057.1
Statement of financial position
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES
DOLLARS
SOUTH AFRICAN
RAND
September
2013
Restated
December
2012
September
2013
Restated
December
2012
Property, plant and equipment
5,909.0
6,258.4
58,321.7
53,633.8
Goodwill
451.8
520.3
4,458.9
4,458.9
Non-current assets
117.0
106.3
1,154.7
910.6
Investments
253.1
270.5
2,497.8
2,318.1
Deferred taxation
38.6
41.6
380.9
356.0
Current assets
1,219.4
3,875.5
12,036.0
33,212.9
- Other current assets
724.3
887.3
7,149.0
7,604.1
- Cash and deposits
495.1
606.3
4,887.0
5,195.6
- Assets held for distribution
-
2,381.9
-
20,413.2
Total assets
7,988.9
11,072.6
78,850.0
94,890.3
Shareholders’ equity
4,547.8
6,191.0
44,886.0
53,056.5
Deferred taxation
566.2
589.5
5,588.1
5,052.0
Long-term loans
2,030.7
1,828.8
20,043.0
15,672.9
Environmental rehabilitation provisions
243.1
248.8
2,399.4
2,131.6
Other long-term provisions
11.0
13.9
108.8
119.0
Current liabilities
590.1
2,200.6
5,824.7
18,858.3
- Other current liabilities
474.1
719.3
4,679.4
6,164.1
- Current portion of long-term loans
116.0
40.0
1,145.3
342.8
- Liabilities held for distribution
-
1,441.3
-
12,351.4
Total equity and liabilities
7,988.9
11,072.6
78,850.0
94,890.3
US dollar conversion rate/South African rand
9.87
8.57
South African rand/Australian dollar conversion rate
9.28
8.92
Net debt
1,651.6
1,262.5
16,301.3
10,820.1

Gold Fields Results
|

Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2012
4,599.9
(700.8)
2,093.2
210.5
6,202.8
Prior year adjustment
-
-
(10.6)
(1.2)
(11.8)
Total comprehensive (expenses)/income
-
(540.7)
178.5
4.1
(358.1)
Profit for the period
-
-
178.5
3.0
181.5
Other comprehensive (expenses)/income
-
(540.7)
-
1.1
(539.6)
Dividends paid
-
-
(61.2)
(0.8)
(62.0)
Distribution in specie
(1,256.9)
-
-
-
(1,256.9)
Share-based
payments
-
41.9                          -                           -
41.9
Transactions with non-controlling interest
-
-
-
(1.2)
(1.2)
Loans received from non-controlling interest
-
-
-
5.2
5.2
Purchase of non-controlling interest
-
-
(4.1)
(8.7)
(12.8)
Exercise of employee share options
0.7
-
-
-
0.7
Balance as at 30 September 2013
3,343.7
(1,199.6)
2,195.8
207.9
4,547.8
SOUTH AFRICAN RAND
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2012
31,542.3
3,773.2
16,038.0
1,803.9
53,157.4
Prior year adjustment
-
(25.0)
(66.3)
(9.6)
(100.9)
Total comprehensive income
-
1,268.2
1,683.2
314.1
3,265.5
Profit for the period
-
-
1,683.2
28.7
1,711.9
Other comprehensive income
-
1,268.2
-
285.4
1,553.6
Dividends paid
-
-
(557.9)
(7.3)
(565.2)
Distribution in specie
(11,186.9)
-
-
-
(11,186.9)
Share-based payments
-
394.6
-
-
394.6
Transactions with non-controlling interest
-
-
-
(11.3)
(11.3)
Loans received from non-controlling interest
-
-
-
48.3
48.3
Purchase of non-controlling interest
-
-
(36.4)
(85.7)
(122.1)
Exercise of employee share options
6.6
-
-
-
6.6
Balance as at 30 September 2013
20,362.0
5,411.0
17,060.6
2,052.4
44,886.0
UNITED STATES DOLLARS
Restated
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
4,597.9
(605.6)
1,774.8
144.5
5,911.6
Prior year adjustment
-
0.3
(20.9)
-
(20.6)
Total comprehensive (expenses)/income
-
(33.4)
647.8
36.0
650.4
Profit for the period
-
-
647.8
22.0
669.9
Other comprehensive (expenses)/income
-
(33.4)
-
14.0
(19.4)
Dividends declared
-
-
(364.2)
(3.5)
(367.7)
Share-based
payments
-
63.1                          -                          -
63.1
Transactions with non-controlling interest
-
-
(8.3)
0.1
(8.2)
Loans received from non-controlling interest
-
-
-
21.4
21.4
Exercise of employee share options
1.8
-
-
-
1.8
Balance as at 30 September 2012
4,599.7
(575.6)
2,029.2
198.5
6,251.8
SOUTH AFRICAN RAND
Restated
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
31,526.3
2,065.5
13,295.1
1,174.6
48,061.5
Prior year adjustment
-
(16.3)
(151.2)
-
(167.5)
Total comprehensive income
-
532.7
5,203.1
321.3
6,057.1
Profit for the period
-
-
5,203.1
176.3
5,379.5
Other comprehensive income
-
532.7
-
145.0
677.7
Dividends declared
-
-
(2,846.3)
(28.9)
(2,875.2)
Share-based payments
-
506.4
-
-
506.4
Transactions with non-controlling interest
-
-
(68.9)
0.7
(68.2)
Loans received from non-controlling interest
-
-
-
174.2
174.2
Exercise of employee share options
14.1
-
-
-
14.1
Balance as at 30 September 2012
31,540.4
3,088.3
15,431.8
1,641.9
51,702.4

| Gold Fields Results
Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Nine months to
September
2013
June
2013
Restated
September
2012
September
2013
Restated
September
2012
Cash flows from operating activities
159.2
(42.4)            165.6             347.1
1,035.5
Profit before royalties, tax and non-recurring items
72.0
33.1            235.1             293.6
768.6
Non-recurring items
(2.2)
(142.8)              19.9
(188.8)
(1.0)
Amortisation and depreciation
148.4
143.2             121.1            428.1
356.7
South Deep BEE dividend paid
-
(2.2)                    -
(2.2)
(2.5)
Change in working capital
13.9
(56.6)           (139.5)
12.1
(153.9)
Royalties and taxation paid
(58.5)
(141.1)             (99.6)
(335.0)
(372.0)
Other non-cash items
(14.4)
124.0             (12.6)            108.4
25.8
Cash generated by/(utilised in) continuing operations
159.2
(42.4)            124.5              316.2
621.8
Cash generated by discontinued operations
-
-              41.0               30.9
413.7
Dividends paid
-
-           (146.0)             (62.0)
(370.7)
Owners of the parent
-
-           (142.7)             (61.2)
(364.2)
Non-controlling interest holders
-
-              (3.3)               (0.8)
(6.5)
Cash flows from investing activities
(165.5)
(187.5)          (380.5)            (664.6)
(1,246.5)
Capital expenditure – additions
(155.6)
(187.2)          (331.5)            (587.2)
(894.1)
Capital expenditure – proceeds on disposal
0.1
0.1               1.0                  0.3
1.0
Payment to FSE
-
-                  -                     -
(110.0)
Payment to Bezant
-
-                  -
(10.0)
-
La Cima non-controlling interest buy-out
(12.8)
-                  -
(12.8)
-
Barrick Yilgarn asset purchase deposit
(30.0)
-                  -
(30.0)
-
Talas non-controlling interest buy-out
-
-            (10.0)
-
(10.0)
Purchase of investments
-
(0.9)                  -
(2.5)
(0.8)
Proceeds on disposal of investments
33.4
1.4              64.0               35.0
65.1
Environmental payments
(0.6)
(0.9)              (0.4)              (2.5)
(2.7)
Cash utilised in continuing operations
(165.5)
(187.5)           (276.9)          (609.7)
(951.4)
Cash utilised in discontinued operations
-
-           (103.6)            (54.9)
(295.0)
Cash flows from financing activities
43.5
131.4              33.9
329.7
310.3
Loans received
122.0
141.1                   -
3,095.8
906.3
Loans repaid
(80.2)
(10.0)           (193.0)
(2,811.0)
(963.0)
Non-controlling interest holders’ loans received
1.7
-               11.4                5.2
21.4
Shares issued
-
0.3                0.3                 0.7
1.8
Cash generated by/(utilised in) continuing operations
43.5
131.4           (181.3)             290.7
(33.5)
Cash generated by discontinued operations
-
-             215.2               39.0
343.8
Net cash inflow/(outflow)
37.2
(98.5)          (327.0)             (49.8)
(271.3)
Net cash inflow/(outflow) from continuing operations
37.2
(98.5)          (479.7)             (64.8)
(733.8)
Net cash inflow from discontinued operations
-
-            152.6               15.0
462.5
Cash distributed on unbundling of Sibanye
-
-                  -
(106.4)
-
Translation adjustment
15.2
(27.3)             26.2                (4.3)
21.3
Cash at beginning of period
442.7
568.5            794.8              655.6
744.0
Cash at end of period
495.1
442.7            494.0              495.1
494.0
* Cash flow from operating activities less capital expenditure additions for continuing operations
3.6
(229.6)          (207.0)            (271.0)
(272.2)

Gold Fields Results
|

Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
Nine months to
September
2013
June
2013
Restated
September
2012
September
2013
Restated
September
2012
Cash flows from operating activities
1,631.5
(382.4)          1,394.4           3,387.8
8,299.5
Profit before royalties, tax and non-recurring items
741.2
349.9          1,949.2           2,768.3
6,173.8
Non-recurring items
(71.1)
(1,317.6)            158.3
(1,778.4)
(6.9)
Amortisation and depreciation
1,473.5
1,345.6            998.8
4,032.9
2,864.5
South Deep BEE dividend paid
-
(20.0)                   -
(20.0)
(20.0)
Change in working capital
131.1
(504.9)         (1,122.8)
114.2
(1,237.6)
Royalties and taxation paid
(621.7)
(1,367.7)          (839.2)
(3,112.7)
(2,996.6)
Other non-cash items
(21.5)
1,132.3            (97.5)
1,101.9
206.7
Cash generated by/(utilised in) continuing operations
1,631.5
(382.4)         1,046.8            3,106.2
4,983.9
Cash generated by discontinued operations
-
-           347.6               281.6
3,315.6
Dividends paid
-
-        (1,195.9)           (565.2)
(2,899.3)
Owners of the parent
-
-        (1,169.0)           (557.9)
(2,846.3)
Non-controlling interest holders
-
-            (26.9)              (7.3)
(53.0)
Cash flows from investing activities
(1,689.3)
(1,779.2)        (3,141.5)         (6,241.3)
(9,961.1)
Capital expenditure – additions
(1,581.9)
(1,776.4)        (2,723.9)         (5,531.1)
(7,177.6)
Capital expenditure – proceeds on disposal
1.2
1.2                8.3                3.2
8.2
Payment to FSE
-
-                   -                    -
(833.8)
Payment to Bezant
-
-                   -
(90.8)
-
La Cima non-controlling interest buy-out
(122.1)
-                   -
(122.1)
(0.1)
Barrick Yilgarn asset purchase deposit
(307.2)
-                   -
(307.2)
-
Talas non-controlling interest buy-out
-
-            (83.1)
-
(83.1)
Purchase of investments
-
(8.7)                   -
(23.3)
(6.5)
Proceeds on disposal of investments
326.8
12.7            513.9              341.0
522.6
Environmental payments
(6.1)
(8.0)              (3.0)
(23.3)
(20.5)
Cash utilised in continuing operations
(1,689.3)
(1,779.2)        (2,287.8)         (5,753.6)
(7,590.8)
Cash utilised in discontinued operations
-
-           (853.7)           (487.7)
(2,370.3)
Cash flows from financing activities
447.7
1,283.4             284.2
3,154.5
2,399.8
Loans received
1,224.3
1,382.4                    -
27,652.3
7,091.1
Loans repaid
(793.7)
(101.5)         (1,592.8)
(24,902.7)
(7,634.6)
Non-controlling interest holders’ loans received
16.7
-               94.8              48.3
174.2
Shares issued
0.4
2.5                 2.2               6.6
14.1
Cash generated by/(utilised in) continuing operations
447.7
1,283.4         (1,495.8)         2,804.5
(355.2)
Cash generated by discontinued operations
-
-          1,780.0             350.0
2,755.0
Net cash inflow/(outflow)
389.9
(878.2)         (2,658.8)          (264.2)
(2,161.1)
Net cash inflow/(outflow) from continuing operations
389.9
(878.2)         (3,932.7)          (408.1)
(5,861.4)
Net cash inflow from discontinued operations
-
-           1,273.9            143.9
3,700.3
Cash distributed on unbundling of Sibanye
-
-                    -
(946.1)
-
Translation adjustment
3.4
95.8               75.2
478.8
197.1
Cash at beginning of period
4,493.7
5,276.1          6,668.6          5,618.5
6,049.0
Cash at end of period
4,887.0
4,493.7          4,085.0          4,887.0
4,085.0
* Cash flow from operating activities less capital expenditure additions for continuing operations
49.6
(2,158.8)         (1,677.1)       (2,424.9)
(2,193.7)

| Gold Fields Results
Reconciliation of headline earnings from continuing operations with net earnings from continuing operations
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Year to date
September
2013
June
2013
Restated
September
2012
September
2013
Restated
September
2012
Net earnings/(loss) from continuing operations
9.4
(128.5)            121.9            (92.6)
275.8
Profit on sale of investments
(13.1)
(0.3)           (28.2)            (13.4)
(28.2)
Taxation effect on sale of investments
3.1
0.2                  -
3.3
-
Profit on sale of assets
(0.2)
-                  -
(0.3)
(0.2)
Taxation effect on sale of assets
0.1
-                  -
0.1
0.1
Impairment of investments and assets
9.0
67.8               0.1
78.2
11.6
Taxation on impairment of investments and assets
(0.1)
(23.4)                  -
(23.7)
-
Headline earnings/(loss) from continuing operations
8.2
(84.2)            93.8
(48.4)
259.1
Headline earnings/(loss) per share – cents
1
(12)                11                (7)
36
Based on headline earnings/(loss) as given above divided by 736,855,907 (June 2013 –
735,823,756 and September 2012 – 728,713,370) being the weighted average number of ordinary shares in issue.
SOUTH AFRICAN RAND
Quarter
Year to date
September
2013
June
2013
Restated
September
2012
September
2013
Restated
September
2012
Net earnings/(loss) from continuing operations
63.0
(1,169.4)            997.4
(870.6)
2,215.8
Profit on sale of investments
(123.7)
(2.3)           (226.2)          (126.0)
(226.2)
Taxation effect on sale of investments
29.4
1.5                   -
30.9
-
Profit on sale of assets
(1.3)
(0.5)                   -
(2.6)
(2.0)
Taxation effect on sale of assets
0.4
0.2               0.2                0.8
0.8
Impairment of investments and assets
102.2
621.6               1.6
736.6
92.8
Taxation on impairment of investments and assets
(6.4)
(214.0)                  -
(222.8)
-
Headline earnings/(loss) from continuing operations
63.6
(762.9)            773.0
(453.7)
2,081.2
Headline earnings/(loss) per share – cents
9
(105)               106               (62)
286
Based on headline earnings/(loss) as given above divided by 736,855,907 (June 2013 –
735,823,756 and September 2012 – 728,713,370) being the weighted average number of ordinary shares in issue.
Hedging/Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure;
· for specific debt servicing requirements; and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
South Africa forward exchange contracts*
Outstanding contracts at the end of September 2013 were as follows:
In May 2013, US$120 million of expected gold revenue for the September and December 2013 quarters was sold forward on behalf of South Deep at an average forward rate of R9.9732, with monthly deliveries of US$20 million starting 22 July 2013 until 21 December 2013.
The mark to market value at the end of September 2013 was positive US$0.4 million.
Diesel hedge
Australia
On 1 May 2013, St Ives Gold Mining Company (Pty) Ltd entered into a Singapore Gasoil 10PPM cash settled swap transaction contract for 7,500 barrels per month effective 1 June 2013 until 31 March 2014 at a fixed price of US$115.00 per barrel.
At end of September 2013 the mark to market value on 52,500 barrels was positive US$0.5 million.
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.
Debt maturity ladder
The table below shows the debt maturity profile of Gold Fields reflecting its dollar and rand facilities
.
Figures are in millions unless otherwise stated
31 Dec 2013
31 Dec 2014
31 Dec 2015
1 Jan 2016
to
31 Dec 2020
Total
Uncommitted and committed loan facilities (including US$ bond)
US dollar million
10.0                  75.0
750.0 1,709.7
2,544.7
Rand million
1,298.0                      -                       -
2,000.0
3,298.0
Rand debt translated to dollar 131.5 - - 202.6
334.1
Total (US$’m)
141.5                  75.0
750.0
1,912.3
2,878.8
Utilisation – Uncommitted and committed loan facilities (including US$ bond)
US dollar million
10.0                  75.0
750.0 1,118.7
1,953.7
Rand million
405.0                       -                      -
1,500.0
1,905.0
Rand debt translated to dollar 41.0 - - 152.0
193.0
Total (US$’m)
51.0                 75.0
750.0
1,270.7
2,146.7
Exchange rate: US$1 = R9.87 being the closing rate at the end of the September 2013 quarter.

Gold Fields Results
|

Total cash cost
Gold Industry Standards Basis
Figures are in US dollar millions unless otherwise stated
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
South
Deep
Total              Tarkwa
Damang
Cerro
Corona
Total              St Ives               Agnew
Operating costs
(1)
September 2013
(396.2)
(83.7)
(161.5)
(115.9)              (45.5)
(41.6)
(109.4)
(83.0)              (26.4)
June 2013 (397.0) (84.9) (150.0)
(116.2)              (33.8)
(39.1) (122.9)
(89.2)              (33.7)
Year to date
(1,195.1)
(245.0) (476.4)
(355.2)            (121.1)
(123.0) (350.6)
(257.8)               (92.8)
Gold-in-process and
September 2013
(2.7)
-
(3.9)
(9.6)
5.7
1.5
(0.3)
(1.8)
1.5
inventory change*
June 2013
(0.6)
-
(9.6)                (8.2)                 (1.4)
7.3
1.7
1.9                 (0.2)
Year to date
(0.5)
-
(14.7)              (26.0)                  11.3
12.9
1.2
(1.4)                   2.6
Less:
September 2013
(3.0)
(0.4)
(1.4)
(1.2)
(0.2)
(0.3)
(0.9)
(0.7)
(0.2)
Rehabilitation costs
June 2013
(3.1)
(0.3)
(1.6)                 (1.3)               (0.3)
(0.2)
(1.0)
(0.8)                (0.2)
Year to date
(9.3)
(1.1)
(4.5)                (3.8)                 (0.7)
(0.8)
(3.0)
(2.4)                (0.6)
General and
September 2013
(14.0)
(1.7)
(6.9)
(5.4)
(1.5)
(0.3)
(5.1)
(3.3)
(1.8)
admin
June 2013
(15.1)
(1.4)
(7.1)                (5.6)                 (1.5)
(0.3)
(6.3)
(3.9)                 (2.3)
Year to date (47.0) (4.7)
(23.2)              (18.0)                  (5.2)
(1.6) (17.6)
(11.5)                (6.0)
Plus:
September 2013
(19.6)
(0.5)
(12.9)
(10.8)
(2.1)
(0.8)
(5.3)
(3.4)
(1.9)
Royalties June 2013 (18.7) (0.6)
(12.1)               (9.8)                  (2.3)
(1.3) (4.8)
(3.3)                (1.4)
Year to date (66.0) (1.6)
(42.4)             (34.5)                  (7.9)
(6.2) (15.8)
(10.9)               (4.9)
TOTAL CASH COST
(2)
September 2013
(401.5)
(82.2)
(170.0)
(129.7)
(40.3)
(40.3)
(109.1)
(84.2)
(24.9)
June 2013
(398.1)
(83.8)
(163.0)             (127.3)              (35.7)
(32.6)
(118.8)
(85.9)               (32.9)
Year to date
(1,205.3)
(240.9)
(505.8)             (394.0)           (111.8)
(113.9)
(344.7)
(256.2)               (88.5)
Plus:
September 2013
(148.7)
(28.7)
(46.0)
(36.7)
(9.3)
(12.5)
(61.5)
Amortisation*
June 2013
(140.8)
(26.3)
(41.8)             (34.0)                 (7.8)
(9.7)
(63.1)
Year to date (426.8) (76.8)
(128.7)            (103.7)               (24.9)
(33.2) (188.2)
Rehabilitation
September 2013
(3.0)
(0.4)
(1.4)
(1.2)
(0.2)
(0.3)
(0.9)
June 2013
(3.1)
(0.3)
(1.6)               (1.3)                  (0.3)
(0.2)
(1.0)
Year to date
(9.3)
(1.1)
(4.5)               (3.8)                 (0.7)
(0.8)
(3.0)
TOTAL PRODUCTION
September 2013
(553.2)
(111.3)
(217.4)
(167.6)
(49.8)
(53.1)
(171.5)
COST
(3)
June 2013 (542.0) (110.4)
(206.4)            (162.6)              (43.8)
(42.4) (182.8)
Year to date (1,641.4) (318.7)
(639.0)            (501.5)             (137.4)
(147.9) (535.8)
Gold sold
September 2013
520.0
81.9
195.5
162.9
32.6
93.6
149.1
103.8
45.2
– thousand ounces
June 2013
464.3 77.8
171.0                139.2                31.8
64.7
150.8
97.7                 53.0
Year to date 1,479.8 222.7
580.0               472.2                107.7
231.5

445.6
303.6                142.0
TOTAL CASH COST
September 2013
772
1,004
869
796
1,235
430
732
811
549
– US$/oz
June 2013
857
1,077
953                  915
1,123
503
788
879                   619
Year to date
815
1,082
87                 2 834
1,038
492
774
844                   624
TOTAL CASH COST
September 2013
247,755
322,054
278,954
255,513
396,335
138,124
234,820
260,326
176,286
– R/kg
June 2013 259,405 325,701
288,453            276,736            339,763
152,176 238,283
265,927             187,351
Year to date
246,691
327,693
264,139            252,669            314,421
148,931
234,303
255,565             188,836
TOTAL PRODUCTION
September 2013
1,064
1,359
1,112
1,029
1,526
567
1,151
-
-
COST– US$/oz
June 2013
1,167
1,419
1,207              1,168                 1,378
656
1,212
-                        -
Year to date 1,109 1,431
1,102               1,062               1,276
639 1,203
-                        -
TOTAL PRODUCTION
September 2013
341,340
435,930
356,670
330,095
489,769
181,993
369,238
-
-
COST– R/kg
June 2013 353,191 429,334
364,178            353,401           416,750
198,432 366,736
-                       -
Year to date
335,942
433,523
333,697            321,613           386,388
193,397 364,207 - -
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R9.98 and US$1 = R9.41 for the September 2013 and June 2013 quarters respectively.

| Gold Fields Results
Operating and financial results
UNITED STATES DOLLARS
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South
Deep
Total                           Tarkwa
Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
September 2013
9,846
609
6,044                          5,085                 959
1,716
June 2013 8,794 640 5,272
4,353                  919
1,591
Year to date 28,175 1,769
17,294                       14,456               2,838
4,931
Yield (ounces per tonne)
September 2013
0.053
0.134
0.032                         0.032               0.034
0.053
June 2013 0.053 0.122
0.032                         0.032               0.035
0.044
Year to date
0.053 0.126
0.034                         0.033               0.038
0.048
Gold produced (000 ounces)
September 2013
517.2
81.9
195.5                        162.9                 32.6
90.7
June 2013 469.5 77.8
171.0                       139.2                  31.8
70.0
Year to date
1,485.7 222.7
580.0                       472.2                 107.7
237.5
Gold sold (000 ounces)
September 2013
520.0
81.9
195.5
162.9                 32.6
93.6
June 2013 464.3 77.8
171.0                        139.2                31.8
64.7
Year to date 1,479.8 222.7

580.0                       472.2                107.7
231.5
Gold price received (dollars per ounce)
September 2013

1,315
1,326

1,331
1,330                1,335
1,265
June 2013
1,372 1,439
1,415                      1,413                  1,422
1,001
Year to date 1,436 1,457
1,463                      1,461                 1,474
1,299
Total cash cost (dollars per ounce)
September 2013
772
1,004
869                        796
1,235
430
June 2013 857 1,077
953                        915
1,123 503
Year to date 815 1,082
872                        834
1,038 492
Notional cash expenditure (dollar per ounce)
September 2013
1,059
1,571
1,121                         986
1,792
599
June 2013 1,227 1,871
1,207                      1,123                 1,576
781
Year to date 1,183 1,853
1,189                      1,110                 1,538
695
Operating costs (dollar per tonne)
September 2013
40
137
27                          23                      47
24
June 2013 45 132
29                          27                      37
25
Year to date
42 139
28                          25                      43
25
All-in-sustaining costs (dollar per ounce)
September 2013
1,077
1,446
1,224                     1,124                 1,727
(21)
June 2013 1,402 1,558
1,712                     1,592                 2,241
587
Year to date
1,251 1,592
1,417                     1,357                 1,682
205
All-in-costs (dollar per ounce)
September 2013
1,103
1,599
1,224
1,124                  1,727
(21)
June 2013 1,462 1,894
1,712                     1,592                 2,241
587
Year to date 1,298 1,879
1,417                     1,357                 1,682
205
Financial Results ($ million)
Revenue
September 2013
683.3
108.9
258.9                     216.1                  42.7
120.2
June 2013 637.1 111.9
241.9                     196.6                  45.3
64.8
Year to date
2,125.6 324.5
848.8                     689.9                158.8
300.9
Net operating costs
September 2013
(400.4)
(83.7)
(166.3)                     (125.8)            (40.6)
(40.1)
June 2013 (396.9) (84.9)
(161.9)                     (126.1)            (35.8)
(29.9)
Year to date
(1,198.5) (245.0)
(496.9)                     (386.4)          (110.6)
(107.5)
- Operating costs
September 2013
(396.2)
(83.7)
(161.5)
(115.9)           (45.5)
(41.6)
June 2013 (397.0) (84.9)
(150.0)                     (116.2)            (33.8)
(39.1)
Year to date
(1,195.1) (245.0)
(476.4)                     (355.2)           (121.1)
(123.0)
- Gold inventory change
September 2013
(4.2)
-
(4.9)
(9.9)                  5.0
1.5
June 2013 - -
(11.9)                         (9.9)               (2.0)
9.2
Year to date (3.4) -
(20.6)                       (31.2)                10.6
15.5
Operating profit
September 2013
282.9
25.2
92.5                           90.3                  2.2
80.1
June 2013
240.2 27.0
80.0                           70.5                  9.5
34.9
Year to date 927.1 79.5
351.8                         303.5                48.3
193.4
Amortisation of mining assets
September 2013
(147.0)
(28.7)
(44.9)                       (36.3)               (8.6)
(12.4)
June 2013 (141.7) (26.3)
(39.7)                       (32.5)               (7.2)
(11.6)
Year to date (423.9) (76.8)
(122.8)                       (98.6)             (24.2)
(35.8)
Net operating profit
September 2013
136.1
(3.5)
47.6                         54.1                (6.4)
67.7
June 2013 98.5 0.7
40.3                           38.0                2.3
23.3
Year to date 503.4 2.7
229.0                         205.0              24.1
157.6
Other expenses
September 2013
(12.0)
(0.8)
(3.7)                         (2.3)              (1.5)
(3.4)
June 2013 (19.0) (8.7)
(5.7)                        (3.6)               (2.1)
(4.5)
Year to date
(45.6) (11.9)
(16.2)                       (10.3)              (6.0)
(11.1)
Profit before royalties and taxation
September 2013
124.1
(4.3)

43.9
51.8                 (7.9)
64.2
June 2013 79.5 (8.0)
34.6                         34.4                  0.2
18.8
Year to date 457.8 (9.2)
212.8                       194.7                18.1
146.4
Royalties, mining and income taxation
September 2013
(51.9)
2.3
(22.9)
(24.8)                  1.9
(21.5)
June 2013
(22.3) 0.7
20.7                        18.6                    2.1
(29.8)
Year to date (180.4) 2.2
(59.9)                     (52.5)                (7.4)
(78.7)
- Normal taxation
September 2013
(86.0)
-
(16.5)                     (16.5)
-
(19.1)
June 2013
2.5 -
14.3                          10.1                 4.2
(11.8)
Year to date (139.9) -
(36.3)                     (34.5)                (1.8)
(53.2)
- Royalties
September 2013
(19.6)
(0.5)
(12.9)                     (10.8)               (2.1)
(0.8)
June 2013
(18.7) (0.6)
(12.1)                       (9.8)                (2.3)
(1.3)
Year to date (66.0) (1.6)
(42.4)                     (34.5)                (7.9)
(6.2)
- Deferred taxation
September 2013
53.6
2.8
6.5                         2.4                   4.1
(1.6)
June 2013 (6.1) 1.3
18.5                        18.3                   0.2
(16.8)
Year to date 25.5 3.8
18.8                        16.4                   2.4
(19.3)
Profit before non-recurring items
September 2013
72.2
(2.0)
20.9                         27.0                (6.0)
42.8
June 2013 57.2 (7.3)
55.3                        53.0                   2.2
(11.0)
Year to date
277.4 (7.0)
152.8                     142.2                  10.7
67.8
Non-recurring items
September 2013
(5.1)
(1.3)
(2.4)
(0.8)                 (1.6)
-
June 2013 (130.6) (2.2)
(127.8)                   (112.1)              (15.7)
-
Year to date
(142.3) (7.2)
(131.7)                     (114.6)            (17.1)
(0.6)
Net profit
September 2013
67.0
(3.3)
18.6
26.2                 (7.6)
42.8
June 2013 (73.4) (9.4)
(72.5)                     (59.0)             (13.5)
(11.0)
Year to date 135.0 (14.2)
21.3                        27.6               (6.4)
67.2
Net profit excluding gains and losses on
foreign exchange, financial instruments and
non-recurring items
September 2013
(29.9)
(2.7)
20.1                       27.0                (6.9)
-
June 2013 11.9 (7.9)
11.4                       14.4                (3.0)
(10.6)
Year to date 231.9 (9.4)
108.5                     103.6                   4.9
68.1
Capital expenditure
September 2013
(151.3)
(44.9)
(57.7)
(44.8)              (12.9)
(12.7)
June 2013 (179.1) (60.7)
(56.4)                     (40.0)              (16.4)
(15.6)
Year to date (562.7) (167.5)
(213.3)                     (168.8)            (44.5)
(42.0)
Average exchange rates were US$1 = R9.98 and US$1 = R9.41 for the September 2013 and June 2013 quarters respectively.
The Australian dollar exchange rates were A$1 = R9.13 and A$1 = R9.42 for the September 2013 and June 2013 quarters respectively.

Gold Fields Results
|

Operating and financial results
UNITED STATES DOLLARS
Australasia Region
#
AUSTRALIAN
DOLLARS
Australia
Australasia Region
#
Total St
Ives Agnew
Total
St Ives
Agnew
Operating Results
Ore milled/treated (000 tonnes)
September 2013
1,477
1,250
227
1,477                    1,250
227
June 2013
1,291                       1,073                          218
1,291                    1,073                             218
Year to date
4,181                       3,556                          625
4,181                   3,556                            625
Yield (ounces per tonne)
September 2013
0.101
0.083
0.199
0.101                   0.083
0.199
June 2013
0.117                       0.091                       0.243
0.117                   0.091                          0.243
Year to date
0.107                       0.085                       0.227
0.107                   0.085                          0.227
Gold produced (000 ounces)
September 2013
149.1
103.8
45.2
149.1                   103.8
45.2
June 2013
150.8                         97.7                          53.0
150.8                     97.7                            53.0
Year to date
445.5                       303.6                         142.0
445.5                   303.6                          142.0
Gold sold (000 ounces)
September 2013
149.1
103.8
45.2
149.1                    103.8
45.2
June 2013
150.8                         97.7                         53.0
150.8                      97.7                            53.0
Year to date
445.6                        303.6                      142.0
445.6                     303.6                        142.0
Gold price received (dollars per ounce)
September 2013
1,320
1,320
1,321
1,443                     1,443
1,444
June 2013
1,449                        1,444                      1,457
1,452                     1,450                        1,456
Year to date
1,462                        1,462                      1,462
1,489                     1,489                        1,489
Total cash cost (dollars per ounce)
September 2013
732
811
549
800                       887
601
June 2013
788                          879                          619
787                       878                            619
Year to date
774                         844                           624
788                       859                            635
Notional cash expenditure (dollar per ounce)
September 2013
975
1,037
832
1,066                     1,134
910
June 2013
1,123                        1,256                         879
1,122                      1,255                          878
Year to date
1,101                        1,198                          894
1,121                     1,220                           910
Operating costs (dollar per tonne)
September 2013
74
66
118
81                         73
129
June 2013
95                             83
155
95                          83
155
Year to date
84                            72
149
85                          74
151
All-in-sustaining costs (dollar per ounce)
September 2013
1,033
1,116
842
1,129                      1,220
920
June 2013
1,151                       1,278                           918
1,150                      1,276                           916
Year to date
1,148                                                 1,259 913
1,169                      1,282                           930
All-in-costs (dollar per ounce)
September 2013
1,033
1,116
842
1,129                      1,220
920
June 2013
1,151                       1,278                          918
1,150                     1,276                           916
Year to date
1,148                       1,259                          913
1,169                     1,282                           930
Financial Results ($ million)
Revenue
September 2013
195.5                     136.4                           59.1
215.3                      149.9                           65.4
June 2013
218.4                      141.1                          77.3
219.0                    141.7                             77.3
Year to date
651.5                      443.9                        207.6
663.5                    452.1                           211.4
Net operating costs
September 2013
(110.2)                     (85.7)                       (24.4)
(120.7)                   (93.5)                        (27.2)
June 2013
(120.2)                     (86.4)                        (33.8)
(120.4)                    (86.5)                         (33.9)
Year to date
(348.9)                   (259.9)                        (88.9)
(355.4)                  (264.7)                       (90.7)
- Operating costs
September 2013
(109.4)                    (83.0)                         (26.4)
(120.0)                    (90.7)                       (29.3)
June 2013
(122.9)                     (89.2)                        (33.7)
(123.0)                    (89.2)                        (33.8)
Year to date
(350.6)                   (257.8)                        (92.8)
(357.1)                  (262.5)                        (94.6)
- Gold inventory change
September 2013
(0.7)                      (2.7)                            2.0
(0.7)                     (2.8)                             2.1
June 2013
2.7                        2.8
(0.1)
2.6                          2.7
(0.1)
Year to date
1.7                       (2.1)                           3.8
1.7                        (2.2)                           3.9
Operating profit
September 2013
85.3
50.7
34.6
94.6                          56.4
38.2
June 2013
98.2                        54.8                          43.5
98.6                          55.3                        43.3
Year to date
302.6                       184.0                        118.7
308.1                        187.4                      120.7
Amortisation of mining assets
September 2013
(61.1)
(66.8)
June 2013 (64.1) (64.2)
Year to date (188.6) (192.1)
Net operating profit
September 2013
24.2
27.8
June 2013 34.1 34.4
Year to date
114.0 116.0
Other expenses
September 2013
(4.0)
(4.1)
June 2013 - (0.1)
Year to date (6.3) (6.4)
Profit before royalties and taxation
September 2013
20.2
23.7
June 2013 34.1 34.3
Year to date 107.7 109.6
Royalties, mining and income taxation
September 2013
(9.8)
(11.2)
June 2013
(13.9) (14.0)
Year to date (44.0) (44.8)
- Normal taxation
September 2013
(50.4)
(51.4)
June 2013 - -
Year to date (50.4) (51.4)
- Royalties
September 2013
(5.3)
(5.8)
June 2013 (4.8) (4.8)
Year to date (15.8) (16.1)
- Deferred taxation
September 2013
46.0
46.0
June 2013 (9.1) (9.2)
Year to date 22.3 22.7
Profit before non-recurring items
September 2013
10.5
12.5
June 2013 20.3 20.3
Year to date 63.8 64.8
Non-recurring items
September 2013
(1.5)
(1.5)
June 2013 (0.7) (0.8)
Year to date (2.9) (2.9)
Net profit
September 2013
9.0
11.0
June 2013 19.5 19.5
Year to date 60.9 61.9
Net profit excluding gains and losses on
foreign exchange, financial instruments and
non-recurring items
September 2013
12.4
14.5
June 2013 19.1 19.3
Year to date 64.5 65.7
Capital expenditure
September 2013
(35.9)                        (24.7)                        (11.2)
(40.3)                           (28.0)                   (12.2)
June 2013
(46.5)                        (33.6)                         (12.9)
(46.7)                           (33.9)                   (12.8)
Year to date
(139.8)                       (105.8)                        (34.0)
(142.4)                         (107.7)                    (34.6)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

| Gold Fields Results
Operating and financial results
SOUTH AFRICAN RAND
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South
Deep
Total                     Tarkwa
Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
September 2013
9,846
609
6,044                    5,085                    959
1,716
June 2013 8,794 640 5,272
4,353                     919
1,591
Year to date 28,175 1,769 17,294
14,456                  2,838
4,931
Yield (grams per tonne)
September 2013
1.6
4.2
1.0
1.0                      1.1
1.6
June 2013 1.7 3.8
1.0                     1.0                       1.1
1.4
Year to date
1.6 3.9
1.0                     1.0                      1.2
1.5
Gold produced (kilograms)
September 2013
16,085
2,547
6,082
5,068                 1,014
2,820
June 2013 14,604 2,420
5,318                    4,329                    989
2,176
Year to date
46,211 6,926
18,039                  14,688                  3,351
7,387
Gold sold (kilograms)
September 2013
16,175
2,547
6,082
5,068                  1,014
2,910
June 2013 14,441 2,420
5,318                   4,329                     989
2,013
Year to date 46,026 6,926
18,039                 14,688                   3,351
7,202
Gold price received (Rand per kilogram)
September 2013
422,065
425,559
427,096
426,875               428,205
405,842
June 2013
418,108 434,380
433,246                 432,294              437,412
309,290
Year to date 435,048 441,380
443,223                442,477                446,494
393,516
Total cash cost (Rand per kilogram)
September 2013
247,755
322,054
278,954               255,513                 396,335
138,124
June 2013 259,405 325,701
288,453               276,736                 339,763
152,176
Year to date 246,691 327,693
264,139               252,669                 314,421
148,931
Notional cash expenditure (Rand per kilogram)
September 2013
340,976
504,047
359,613               316,477                 574,970
192,356
June 2013 372,199 566,194
365,160               339,654                 476,679
236,356
Year to date 358,304 561,103
360,153               336,063                 465,752
210,442
Operating costs (Rand per tonne)
September 2013
401
1,366
266
227                      469
241
June 2013 425 1,246
268                       252                     348
232
Year to date
400 1,305
259                      231                      402
235
All-in-sustaining costs (Rand per kilogram)
September 2013
345,714
464,500
392,788
360,499               553,989
(6,722)
June 2013 424,063 471,288
518,028                 481,507               677,891
177,552
Year to date
378,927 482,228
429,193                 410,872               509,503
61,977
All-in-costs (Rand per kilogram)
September 2013
353,979
513,149
392,788
360,499                553,989
(6,722)
June 2013 442,345 573,110
518,028                481,507                677,891
177,552
Year to date 393,089 569,296
429,193               410,872                 509,503
61,977
Financial Results (Rand million)
Revenue
September 2013
6,826.9
1,083.9
2,597.6                2,163.4                     434.2
1,181.0
June 2013
6,037.9 1,051.2
2,304.0                1,871.4                     432.6
622.6
Year to date 20,023.5 3,057.0
7,995.3                 6,499.1                1,496.2
2,834.1
Net operating costs
September 2013
(3,986.6)
(832.1)                      (1,656.1)              (1,254.9)                (401.2)
(396.3)
June 2013 (3,736.9) (797.3)
(1,525.2)              (1,189.2)                 (336.0)
(283.3)
Year to date
(11,289.2)                       (2,308.2)
(4,681.2)              (3,639.7)             (1,041.5)
(1,012.6)
- Operating costs
September 2013
(3,947.9)
(832.1)
(1,605.7)
(1,156.2)                (449.5)
(414.2)
June 2013 (3,736.7) (797.3)
(1,415.4)             (1,095.7)                 (319.7)
(368.7)
Year to date
(11,257.4)                        (2,308.2)
(4,487.3)             (3,346.2)              (1,141.1)
(1,158.9)
- Gold inventory change
September 2013
(38.7)
-
(50.4)
(98.7)                      48.3
17.9
June 2013 (0.2) -
(109.8)                   (93.5)                  (16.3)
85.4
Year to date
(31.8) -
(193.9)                 (293.5)
99.6
146.3
Operating profit
September 2013
2,840.3
251.8
941.5
908.5                    33.0
784.7
June 2013 2,301.0 253.9
778.8                    682.2                    96.6
339.3
Year to date 8,734.3 748.8
3,314.1                    2,859.               4 454.7
1,821.5
Amortisation of mining assets
September 2013
(1,460.3)
(282.7)
(444.0)
(358.7)                   (85.3)
(123.4)
June 2013
(1,331.4) (246.8)
(372.7)                (304.7)                  (68.0)
(109.1)
Year to date (3,993.6) (723.1)
(1,156.7)                (928.6)                 (228.1)
(337.2)
Net operating profit
September 2013
1,380.0
(30.9)
497.5                  549.8                     (52.3)
661.3
June 2013
969.6 7.1
406.1                  377.5                       28.6
230.2
Year to date 4,740.7 25.7
2,157.4               1,930.8                     226.6
1,484.3
Other expenses
September 2013
(121.6)
(10.7)
(38.4)                 (23.6)                     (14.8)
(34.2)
June 2013 (177.7) (80.1)
(54.9)                 (34.6)                     (20.3)
(42.1)
Year to date (429.5) (112.0)
(153.0)                 (96.9)                     (56.1)
(104.9)
Profit before royalties and taxation
September 2013
1,258.4
(41.6)
459.1
526.2                    (67.1)
627.1
June 2013 791.9 (73.0)
351.2                    342.9
8.3 188.1
Year to date
4,311.2
(86.3)
2,004.4                 1,833.9                    170.5
1,379.4
Royalties, mining and income taxation
September 2013
(524.4)
21.3
(226.1)
(241.6)                     15.5
(218.1)
June 2013 (231.0) 6.6
174.0                    157.8                    16.2
(279.9)
Year to date (1,699.2)
20.5
(564.6)                 (494.8)                (69.8)
(741.0)
- Normal taxation
September 2013
(824.8)
-
(160.8)
(160.3)                    (0.5)
(189.0)
June 2013 8.6 -
121.9                     85.3                     36.6
(113.3)
Year to date (1,317.7) -
(342.0)                (324.6)                   (17.4)
(500.7)
- Royalties
September 2013
(197.1)
(5.4)
(129.9)
(108.2)                   (21.7)
(9.2)
June 2013 (177.7) (5.3)
(115.2)                 (93.6)                    (21.6)
(12.2)
Year to date (622.0) (15.3)
(399.8)              (325.0)                     (74.8)
(58.2)
- Deferred taxation
September 2013
497.5
26.7
64.6                   26.9                        37.7
(19.9)
June 2013
(61.9) 11.9
167.3                  166.1
1.2
(154.4)
Year to date 240.5 35.8
177.2                  154.8                       22.4
(182.1)
Profit before non-recurring items
September 2013
734.0
(20.3)
233.0                   284.6                   (51.6)
409.0
June 2013 560.9 (66.4)
525.2                    500.7                     24.5
(91.8)
Year to date 2,612.0 (65.8)
1,439.8                 1,339.1                   100.7
638.4
Non-recurring items
September 2013
(86.1)
(14.4)
(57.4)
(38.5)                  (18.9)
(0.2)
June 2013 (1,197.5) (20.8)
(1,169.5)             (1,025.6)                 (143.9)
-
Year to date (1,340.9) (68.1)
(1,240.3)             (1,079.5)                 (160.8)
(5.4)
Net profit
September 2013
647.9
(34.7)
175.6
246.1                   (70.5)
408.8
June 2013 (636.6) (87.2)
(644.3)                (524.9)                  (119.4)
(91.8)
Year to date 1,271.1 (133.9)
199.5                    259.6                    (60.1)
633.0
Net profit excluding gains and losses on
foreign exchange, financial instruments and
non-recurring items
September 2013
726.6
(26.6)
213.5                    274.9                   (61.4)
408.6
June 2013 146.9 (72.6)
124.6                    148.2                   (23.6)
(87.6)
Year to date 2,183.7 (88.2)
1,022.5                   976.0                       46.5
641.9
Capital expenditure
September 2013
(1,536.7)
(456.3)
(585.8)
(455.1)                 (130.7)
(128.1)
June 2013 (1,698.9) (571.2)
(541.8)                  (388.3)               (153.5)
(146.3)
Year to date (5,300.2)
(1,578.0)                       (2,009.5)               (1,589.9)               (419.6)
(395.9)

Gold Fields Results
|

Operating and financial results
SOUTH AFRICAN RAND
Australasia Region
#
Australia
Total St
Ives
Agnew
Operating Results
Ore milled/treated (000 tonnes)
September 2013
1,477
1,250
227
June 2013
1,291                      1,073                         218
Year to date
4,181                      3,556                         625
Yield (grams per tonne)
September 2013
3.1
2.6
6.2
June 2013
3.6                         2.8                           7.6
Year to date
3.3                         2.7                           7.1
Gold produced (kilograms)
September 2013
4,636
3,229
1,407
June 2013
4,690                      3,040                      1,650
Year to date
13,859                      9,443                      4,416
Gold sold (kilograms)
September 2013
4,636
3,229
1,407
June 2013
4,690                      3,040                       1,650
Year to date

13,859                      9,443                      4,416
Gold price received (Rand per kilogram)
September 2013
423,727
423,568
424,094
June 2013
439,254                  438,914                  439,879
Year to date
442,824                  442,825                  442,822
Total cash cost (Rand per kilogram)
September 2013
234,820
260,326
176,286
June 2013
238,283                  265,927                  187,351
Year to date
234,303                 255,565                   188,836
Notional cash expenditure (Rand per kilogram)
September 2013
312,843
332,770
267,110
June 2013
339,825                 379,950                   265,898
Year to date
333,408                362,727                    270,700
Operating costs (Rand per tonne)
September 2013
742
663
1,175
June 2013
895                         781
1,456
Year to date
790                        683
1,399
All-in-sustaining costs (Rand per kilogram)
September 2013
331,366
358,231
270,082
June 2013
348,249                  386,577                  277,589
Year to date
347,763                  381,211                 276,429
All-in-costs (Rand per kilogram)
September 2013
331,366
358,231
270,082
June 2013
348,249                  386,577                   277,589
Year to date
347,763                  381,211                  276,429
Financial Results (Rand million)
Revenue
September 2013
1,964.4                  1,367.7                       596.7
June 2013
2,060.1                  1,334.3                       725.8
Year to date
6,137.1                   4,181.6                   1,955.5
Net operating costs
September 2013
(1,102.1)                   (854.7)                   (247.4)
June 2013
(1,131.1)                   (812.9)                   (318.2)
Year to date
(3,287.2)                 (2,448.4)                   (838.8)
- Operating costs
September 2013
(1,095.9)
(829.2)
(266.7)
June 2013
(1,155.3)                   (837.9)                    (317.4)
Year to date
(3,303.0)                (2,428.4)                    (874.6)
- Gold inventory change
September 2013
(6.2)
(25.5)
19.3
June 2013
24.2                      25.0                         (0.8)
Year to date
15.8                    (20.0)                         35.8
Operating profit
September 2013
862.3
513.0
349.3
June 2013
929.0                      521.4                       407.6
Year to date
2,849.9                    1,733.2                    1,116.7
Amortisation of mining assets
September 2013
(610.2)
June 2013
(602.8)
Year to date (1,776.6)
Net operating profit
September 2013
252.1
June 2013
326.2
Year to date 1,073.3
Other expenses
September 2013
(38.3)
June 2013 (0.6)
Year to date (59.6)
Profit before royalties and taxation
September 2013
213.8
June 2013 325.6
Year to date
1,013.7
Royalties, mining and income taxation
September 2013
(101.5)
June 2013 (131.7)
Year to date (414.1)
- Normal taxation
September 2013
(475.0)
June 2013 -
Year to date (475.0)
- Royalties
September 2013
(52.6)
June 2013 (45.0)
Year to date (148.7)
- Deferred taxation
September 2013
426.1
June 2013
(86.7)
Year to date 209.6
Profit before non-recurring items
September 2013
112.3
June 2013 193.9
Year to date 599.6
Non-recurring items
September 2013
(14.1)
June 2013 (7.2)
Year to date (27.1)
Net profit
September 2013
98.2
June 2013 186.7
Year to date
572.5
Net profit excluding gains and losses on
foreign exchange, financial instruments and
non-recurring items
September 2013
131.1
June 2013 182.5
Year to date (607.5)
Capital expenditure
September 2013
(366.5)
(254.6)
(111.9)
June 2013
(439.6)                  (319.4)                     (120.2)
Year to date
(1,316.8) (996.4) (320.4)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

| Gold Fields Results
All-in-costs
Gold Industry Standards Basis
Figures are in US dollar million unless otherwise stated
Total Group
Continuing Operations
South Africa
Region
West Africa Region
Ghana
South Deep
(4)
Total                            Tarkwa
Damang
Operating costs
(1)
September
2013
(396.2)
(83.7)
(161.5)
(115.9)
(45.5)
June 2013
(397.0)
(84.9)
(150.0)
(116.2)
(33.8)
Year
to
date
(1,195.1)
(245.0)
(476.4)                    (355.4)
(121.1)
Gold inventory change
September 2013
(4.2)
-
(4.9)                       (9.9)
5.0
June 2013
-
-
(11.9)                       (9.9)
(2.0)
Year
to
date
(3.4)
-
(20.6)                     (31.2)
10.6
Inventory write-off
September 2013
-
-
-                           -
-
June 2013
(58.9)
-
(58.9)                      (42.8)
(16.1)
Year
to
date
(58.9)
-
(58.9)                      (42.8)
(16.1)
Royalties
September 2013
(19.6)
(0.5)
(12.9)                      (10.8)
(2.1)
June 2013
(18.7)
(0.6)
(12.1)                         (9.8)
(2.3)
Year
to
date
(66.0)
(1.6)
(42.4)                      (34.5)
(7.9)
Realised gains/losses on commodity cost hedges
September 2013
0.2
-
               -                               -
-
June 2013
-
-
               -                               -
-
Year
to
date
0.3
-
               -                               -
-
Community/social responsibility costs
September 2013
(1.9)
(0.7)
0.6                            0.7
(0.1)
June 2013
(3.0)
(0.2)
(1.0)                         (0.9)
(0.1)
Year
to
date
(7.7)
(1.1)
(1.9)                         (1.5)
(0.4)
Non-cash remuneration – share-based payments
September 2013
(11.7)
(1.1)
(2.1)                         (1.5)
(0.6)
June
2013
(12.4)
(1.2)
(2.1)                         (1.5)
(0.6)
Year
to
date
(37.3)
(3.6)
(6.3)                         (4.5)
(1.7)
By-product credits
September 2013
58.5
-
0.1                               -
0.1
June 2013
31.6
0.4
0.4                            0.4
-
Year
to
date
142.9
0.6
0.5                            0.4
0.1
Rehabilitation amortisation and interest
September 2013
(2.9)
-
(1.0)                         (0.9)
(0.1)
June 2013
(2.4)
(0.2)
(0.8)                         (0.8)
-
Year
to
date
(7.8)
(0.3)
(2.7)                         (2.6)
(0.1)
Sustaining capital expenditure
September 2013
(138.8)
(32.4)
(57.7)                         (44.8)
(12.9)
June
2013
(152.9)
(34.5)
(56.4)                         (40.0)
(16.4)
Year
to
date
(498.5)
(103.5)
(213.3)                      (168.8)
(44.5)
All-in sustaining costs
(2)
September
2013
(516.3)
(118.4)
(239.4)                      (183.1)
(56.3)
June 2013
(613.6)
(121.2)
(292.8)                      (221.5)
(71.3)
Year to date
(1,731.0)
(354.4)
(821.9)                      (640.7)
(181.2)
All-in sustaining costs
September 2013
1,089
1,448
1,224                         1,124
1,727
– US$/oz
June 2013
1,416
1,558
1,712                         1,592
2,241
Year to date
1,265
1,592
1,417                         1,357
1,682
All-in sustaining costs
September 2013
349,368
464,500
392,788                      360,499
553,989
– R/kg
June 2013
428,392
471,288
518,028                      481,507
677,891
Year
to
date
382,975
482,228
429,193                      410,872
509,503
Exploration, feasibility and evaluation costs
September 2013
(25.9)
-
-                               -
-
June 2013
(35.9)
-
-                               -
-
Year to date
(105.5)
-
-                               -
-
Non sustaining capital expenditure
September 2013
(15.3)
(12.4)
-                               -
-
June
2013
(31.7)
(26.2)
-                               -
-
Year to date
(82.7)
(64.0)
-                               -
-
Total all-in cost
(3)
September
2013
(557.6)
(131.0)
(239.4)                      (183.1)
(56.3)
June 2013
(681.2)
(147.4)
(292.8)                      (221.5)
(71.3)
Year to date
(1,919.4)
(418.6)
(821.9)                      (640.7)
(181.2)
Total all-in cost
September 2013
1,176
1,599
1,224                         1,124
1,727
– US$/oz
June 2013
1,572
1,894
1,712                         1,592
2,241
Year to date
1,402
1,880
1,417                         1,357
1,682
Total all-in cost
September 2013
377,266
513,149
392,788                      360,499
553,989
– R/kg
June 2013
475,577
573,110
518,028                      481,507
677,891
Year
to
date
424,638
569,296
429,193                      410,872
509,503
Gold only ounces sold
September 2013
474.2
81.9
195.6                         162.9
32.6
– (000 ounces)
June 2013
433.3
77.8
171.0                         139.2
31.8
Year
to
date
1,368.9
222.7
580.0                         472.2
107.7
DEFINITIONS
All-in costs are calculated in accordance with the World Gold Council Industry standard.
(1)
Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
(2)
All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.
(3)
Total All-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.
(4)
At South Deep R1.3 billion per annum (R325 million per quarter) of capital expenditure is deemed to be sustaining capital expenditure and the balance is non sustaining capital expenditure.

Gold Fields Results
|

All-in-costs
Gold Industry Standards Basis
Figures are in US dollar million unless otherwise stated
South America
Region
Australasia Region
GIP and
Corporate
Peru
Australia
Cerro Corona
Total                      St
Ives
Agnew
Operating costs
(1)
September
2013
(41.6)
(109.4)
(83.0)                      (26.4)
-
June 2013
(39.1)
(122.9)
(89.2)                      (33.7)
-
Year
to
date
(123.0)
(350.6)
(257.8)
(92.8)
-
Gold inventory change
September 2013
1.5
(0.7)
(2.7)                          2.0
-
June 2013
9.2
2.7
2.8                        (0.1)
-
Year
to
date
15.5
1.8
(2.1)
3.8
-
Inventory write-off
September 2013
-
-
-
-
-
June 2013
-
-
-                               -
-
Year
to
date
-
-
-                              -
-
Royalties
September 2013
(0.8)
(5.3)
(3.4)                       (1.9)
-
June 2013
(1.3)
(4.8)
(3.3)                       (1.5)
-
Year
to
date
(6.2)
(15.9)
(10.9)
(5.0)
-
Realised gains/losses on commodity cost hedges
September 2013
-
0.2
0.2                              -
-
June 2013
-
-
-                             -
-
Year
to
date
-
0.3
0.3                              -
-
Community/social responsibility costs
September 2013
(1.8)
-
-
-
-
June 2013
(1.8)
-
-                              -
-
Year
to
date
(4.7)
-
-
-
-
Non-cash remuneration – share-based payments
September 2013
(1.3)
(1.6)
(1.1)                        (0.5)
(5.6)
June
2013
(1.3)
(1.6)
(1.1)                       (0.5)
(6.2)
Year
to
date
(3.9)
(4.8)
(3.3)                        (1.5)
(18.4)
By-product credits
September 2013
58.0
0.4
0.2                          0.2
-
June 2013
30.4
0.4
0.2                          0.2
-
Year
to
date
140.7
1.1
0.6
0.5
-
Rehabilitation amortisation and interest
September 2013
(0.3)
(1.6)
(1.4)                       (0.2)
-
June 2013
(0.4)
(1.0)
(0.8)                       (0.2)
-
Year
to
date
(1.1)
(3.7)
(3.1)
(0.6)
-
Sustaining capital expenditure
September 2013
(12.7)
(35.9)
(24.7)                    (11.2)
-
June
2013
(15.6)
(46.5)
(33.6)                    (12.9)
-
Year
to
date
(42.0)
(139.8)
(105.8)                     (34.0)
-
All-in sustaining costs
(2)
September
2013
1.0
(154.0)
(115.9)                      (38.1)
(5.6)
June 2013
(19.8)
(173.6)
(124.9)                      (48.7)
(6.2)
Year to date
(24.7)
(511.6)
(382.2)
(129.7)
(18.4)
All-in sustaining costs
September 2013
(21)
1,033
1,116                          842
-
– US$/oz
June 2013
587
1,151
1,278                         918
-
Year to date
205
1,148
1,259                         913
-
All-in sustaining costs
September 2013
(6,722)
331,366
358,231                   270,082
-
– R/kg
June 2013
177,552
348,249
386,577                   277,589
-
Year
to
date
61,977
347,763
381,211                   276,429
-
Exploration, feasibility and evaluation costs
September 2013
-
-
-                              -
(25.9)
June 2013
-
-
-                              -
(35.9)
Year to date
-
-
-
-
(105.5)
Non sustaining capital expenditure
September 2013
-
-
-
-
(2.9)
June
2013
-
-
-
-
(5.5)
Year to date
-
-
-
-
(18.7)
Total all-in cost
(3)
September
2013
1.0
(154.0)
(115.9)                     (38.1)
(34.4)
June 2013
(19.8)
(173.6)
(124.9)                     (48.7)
(47.6)
Year to date
(24.7)
(511.8)
(382.2)                   (129.7)
(142.6)
Total all-in cost
September 2013
(21)
1,033
1,116                        842
-
– US$/oz
June 2013
587
1,151
1,278                       918
-
Year to date
205
1,148
1,259                        913
-
Total all-in cost
September 2013
(6,722)
331,366
358,231                  270,082
-
– R/kg
June 2013
177,552
348,249
386,577                   277,589
-
Year
to
date
61,977
347,763
381,211                   276,429
-
Gold only ounces sold
September 2013
47.7
149.1
103.8                        45.3
-
– (000 ounces)
June 2013
33.7
150.8
97.8                        53.0
-
Year
to
date
120.7
445.6
303.6
142.0
-

| Gold Fields Results
Capital expenditure
Figures are in US dollar millions unless otherwise stated
Total
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
South
Deep
Total            Tarkwa
Damang
Cerro
Corona
Total           St Ives                Agnew
Sustaining
September 2013
(128.1)
(32.5)
(57.7)
(44.8)
(12.9)
(12.7)
(25.1)
(16.8)                   (8.3)
-
capital
June 2013
(144.7)
(34.5)
(56.4)
(40.0)
(16.4)
(15.6)
(38.2)
(26.1)                 (12.1)
-
Year to date
(473.9)
(103.5)
(213.3)
(168.8)
(44.5)
(42.0)
(114.9)
(85.5)                 (29.4)
(0.1)
Project capital
#
September 2013
(15.4)
(12.5)
-
-
-
-
-                  -                         -
(2.9)
June 2013
(31.7)
(26.2)
-
-
-
-
-
-                       -
(5.5)
Year to date
(82.6)
(64.0)
-
-
-
-
-                 -                          -
(18.6)
Brownfields
September 2013
(10.7)
-
-
-
-
-
(10.7)            (7.9)                   (2.9)
-
exploration
June 2013
(8.2)
-
-
-
-
-
(8.2)
(7.4)                 (0.8)
-
Year to date
(24.9)
-
-
-
-
-
(24.9)          (20.2)                    (4.6)
-
Total capital
September 2013
(154.1)
(44.9)
(57.7)
(44.8)
(12.9)
(12.7)
(35.9)           (24.7)                 (11.2)
(2.9)
expenditure
June 2013
(184.6)
(60.7)
(56.4)
(40.0)
(16.4)
(15.6)
(46.5)
(33.6)                (12.9)
(5.5)
Year to date
(581.4)
(167.5)
(213.3)
(168.8)
(44.5)
(42.0)
(139.8)
(105.8)                 (34.0)
(18.7)
#
Project capital expenditure under
Corporate in the September quarter included US$2 million (R18 million) at the Arctic Platinum project (APP) and US$1 million (R14 million) at Chucapaca being our 51 per cent share in this project. This compared with expenditure during the June quarter which included US$2 million (R21 million) at the Arctic Platinum project (APP), US$3 million (R25 million) at Chucapaca being our 51 per cent share in this project and US$1 million (R7 million) at Salares Norte and general corporate capital expenditure. The table above only includes Gold
Fields’ 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of US$154 million (R1,569million) for the September quarter compared with US$156 million
(R1,582 million) as reported in the Statement of cash flows.

Notional cash expenditure
##
Figures are in US dollar millions unless otherwise stated
Total Group
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
South
Deep
Total           Tarkwa
Damang
Cerro
Corona
Total           St Ives           Agnew
Operating costs
September 2013
(396.2)
(83.7)
(161.5)
(115.9)
(45.5)
(41.6)
(109.4)
(83.0)           (26.4)
-
– US$’m
June 2013
(397.0)
(84.9)
(150.0)
(116.2)
(33.8)
(39.1)
(122.9)
(89.2)           (33.7)
-
Year to date
(1,195.1)
(245.0)
(476.4)
(355.2)
(121.1)
(123.0)
(350.6)
(257.8)
(92.8)
-
Capital
September 2013
(154.1)
(44.9)
(57.7)
(44.8)
(12.9)
(12.7)
(35.9)            (24.7)           (11.2)
(2.9)
expenditure
June 2013
(184.6)
(60.7)
(56.4)
(40.0)
(16.4)
(15.6)
(46.5)
(33.6)           (12.9)
(5.5)
– US$’m
Year to date
(581.4)
(167.5)
(213.3)
(168.8)
(44.5)
(42.0)
(139.8)
(105.8)
(34.0)
(18.7)
Notional cash
September 2013
1,064
1,571
1,121
986
1,792
599
975            1,037                832
-
expenditure
June 2013
1,239
1,871
1,207
1,123
1,576
781
1,123
1,256               879
-
– US$/oz
Year to date
1,196
1,853
1,189
1,110
1,538
695
1,101             1,198               894
-
Notional cash
September 2013
341,460
504,047
359,613
316,477
574,970
192,356
312,843          332,770        267,110
-
Expenditure
June 2013
374,704
566,194
365,160
339,654
476,679
236,356
339,825           379,950       265,898
-
– R/kg
Year to date
362,116
561,103
360,153
336,063
465,752
210,442
333,408           362,727       270,700
-
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.

Gold Fields Results
|

Underground and surface
US dollar and metric units
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
South
Deep
Total              Tarkwa
Damang
Cerro
Corona
Total            St Ives               Agnew
Ore milled/treated (000 tonnes)
- underground
September 2013
1,352
609
-                    -                      -
-
743
617                126
June 2013
1,320
626
-                    -                      -
-
694
531                163
Year to date
3,826
1,724
-                    -                      -
-
2,102                1,647                455
- surface
September 2013
8,494
-
6,044              5,085                  959
1,716
734                  633                101
June 2013
7,474
14
5,272               4,353                 919
1,591
597                 542                  55
Year to date
24,349
45
17,294             14,456              2,838
4,931
2,079              1,909                 170
- total
September 2013
9,846
609
6,044              5,085                959
1,716
1,477              1,250                 227
June 2013
8,794
640
5,272              4,353                919
1,591
1,291              1,073                218
Year to date
28,175
1,769
17,294             14,456             2,838
4,931
4,181              3,556                 625
Yield (grams per tonne)
- underground
September 2013
4.5
5.0
-                     -                     -
-
4.8                 3.8                  9.8
June 2013
4.7
4.8
-                     -                     -
-
5.6                 4.3                  9.8
Year to date
4.7
4.9
-                     -                     -
-
5.3                 4.2                  9.2
- surface
September 2013
1.2
-
1.0                  1.0                  1.1
1.6
1.4                 1.4                  1.7
June 2013
1.1
0.6
1.0                  1.0                  1.1
1.4
1.4                 1.4                  1.1
Year to date
1.2
0.5
1.0                  1.0                  1.2
1.5
1.3                 1.3                  1.4
- combined
September 2013
1.6
4.2
1.0                  1.0                  1.1
1.6
3.1                  2.6                  6.2
June 2013
1.7
3.8
1.0                  1.0                  1.1
1.4
3.6                  2.8                  7.6
Year to date
1.6
3.9
1.0                  1.0                  1.2
1.5
3.3                  2.7                  7.1
Gold produced (000 ounces)
- underground
September 2013
197.3
81.9
-                     -                     -
-
115.4
75.7
39.6
June 2013
201.5
77.5
-                     -                     -
-
123.9
72.8
51.2
Year to date
578.1
221.9
-                     -                     -
-
356.1               222.0               134.1
- surface
September 2013
319.9
-
195.5                162.9               32.6
90.7
33.7                 28.1                   5.6
June 2013
268.0
0.3
171.0                 139.2              31.8
70.0
26.8                 25.0                   1.9
Year to date
907.7
0.7
580.0                  472.2            107.7
237.5
89.5                 81.6                   7.8
- total
September 2013
517.2
81.9
195.5                  162.9              32.6
90.7
149.1               103.8                  45.2
June 2013
469.5
77.8
171.0                  139.2              31.8
70.0
150.8                  97.7                  53.0
Year to date
1,485.7
222.7
580.0                  472.2            107.7
237.5
445.6                303.6                141.9
Operating costs (Dollar per tonne)
- underground
September 2013
124
137
-                         -                  -
-
113                    98
186
June 2013
139
135
-                         -                  -
-
142                  125                 200
Year to date
136
142
-                         -                  -
-
131                  114                 193
- surface
September 2013
27
-
27                       23                 47
24
35                    35                    30
June 2013
29
25
29                       27                 37
25
40                    42                    22
Year to date
28
10
28                       25                 43
25
36                    37                    30
- total
September 2013
40
137
27                       23                 47
24
74                    66
118
June 2013
45
132
29                      27                  37
25
95                     83
155
Year to date
42
139
28                      25                  43
25
84
72                  149
#
September quarter includes 96,000 tonnes (June quarter included 127,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the underground yield at South Deep only, excludes the underground waste.

Corporate Secretary
Taryn Harmse
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: taryn.harmse@goldfields.co.za
Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom Secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
American Depository Receipts Transfer
Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor Enquiries
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
e-mail: willie.jacobsz@goldfields.co.za
Media Enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary)
Limited Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute plus
network extras, lines are open 8.30am – 5pm
Mon-Fri] or [from overseas]
+44 20 8639 3399
Fax:+44 20 8658 3430
e-mail:ssd@capitaregistrars.com
Forward looking statements
Certain statements in this document constitute
“forward looking statements” within the meaning of
Section 27A of the US Securities Act of 1933 and
Section 21E of the US Securities Exchange Act of
1934.

Such forward looking statements involve known and
unknown risks, uncertainties and other important
factors, including the outcome of any investigations
or litigation associated with, or arising out of, our
business or operations (including the licensing
thereof), that could cause the actual results,
performance or achievements of the company to be
materially different from the future results,
performance or achievements expressed or implied
by such forward looking statements. Such risks,
uncertainties and other important factors include
among others: economic, business and political
conditions in South Africa, Ghana, Australia, Peru
and elsewhere; the ability to achieve anticipated
efficiencies and other cost savings in connection
with past and future acquisitions, exploration and
development activities; decreases in the market
price of gold and/or copper; hazards associated
with underground and surface gold mining; labour
disruptions; availability, terms and deployment of
capital or credit; changes in government
regulations, particularly environmental regulations
and new legislation affecting mining and mineral
rights; changes in exchange rates, currency
devaluations, inflation and other macro-economic
factors; industrial action; temporary stoppages of
mines for safety and unplanned maintenance
reasons; and the impact of the AIDS crisis in South
Africa. These forward looking statements speak
only as of the date of this document.

The company undertakes no obligation to update
publicly or release any revisions to these forward
looking statements to reflect events or
circumstances after the date of this document or to
reflect the occurrence of unanticipated events.
Website
www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Directors
CA Carolus (Chair) ° K Ansah
#
A R Hill ° G M Wilson ° N J Holland * (Chief Executive Officer) R P Menell °
D N Murray ° P A Schmidt (Chief Financial Officer) D M J Ncube °
* British
#
Ghanaian Canadian
° Independent Director
Non-independent Director

Administration and corporate information

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 20 November 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer